Ex-99.1

FIRST QUARTER REPORT	March 31, 2007
Dear Shareholders:
Net income for the three months ended March 31, 2007 totaled $53 million, or $0.20 per share, compared to $49 million or $0.21 per share during the same period in 2006. For the three months ended March 31, 2007, funds from operations totaled $129 million or $0.48 per share, up from $103 million or $0.44 per share during the same period in 2006.
Commercial property net operating income for the first quarter of 2007 was $317 million, up from $170 million for the first quarter of 2006. The increase is primarily due to the contribution from the U.S. Office Fund which was fully invested in the fourth quarter of 2006.
Residential development operations contributed $42 million of net operating income in the first quarter of 2007, up from $25 million in the first quarter of 2006.
During the first quarter, Brookfield Properties leased 1.6 million square feet of space at an average of $22 per square foot, which represented a 29% improvement in rent spread on a per square foot basis over the 1.8 million square feet of leases which expired at an average of $17 per square foot. The company’s portfolio-wide occupancy finished the quarter at 95.0%.
STOCK SPLIT
Shareholders approved a three-for-two division of the company’s common shares and a nine-for-four division of the company’s Class A Redeemable Voting preferred shares at the annual general meeting on April 26, 2007. Shareholders of record at the close of business on May 8, 2007 will be entitled to receive the common shares and Class A Redeemable Voting Preferred shares, as the case may be, resulting from the subdivision, payable on or about May 22, 2007. Fractional shares will be paid in cash at the prevailing market price.
Brookfield Properties is undertaking the stock split to ensure its shares remain accessible to individual shareholders, and to further enhance the liquidity of the company’s common shares while maintaining the proportionate voting rights of the Class A Redeemable Voting Preferred Shares. The division will have no unfavorable tax consequences in the United States or in Canada, and will not dilute shareholders’ equity.
Registered shareholders will be mailed share certificates representing the stock split and the brokerage accounts of non-registered shareholders will be credited for the additional shares representing the stock split on or about the payment date.
The common shares of the company are expected to begin trading on a post-stock split basis on the Toronto Stock Exchange on May 4, 2007 and on the New York Stock Exchange on or about May 23, 2007.
INVESTMENT AND FINANCING ACTIVITY
Achieved 38% pre-leasing at Bay Adelaide Centre development, Toronto, with the signing of a lease of 170,000 square feet with the Canadian law firm Goodmans LLP subsequent to the first quarter. Along with the 250,000 square feet lease signed with KPMG in 2006, Bay Adelaide Centre is 38% pre-leased. The 1.1 million square foot development is expected to be completed in 2009.
Disposed of three non-core properties. Atrium on Bay, Toronto, and 2200 and 2204 Walkley Road, Ottawa, were sold for a combined $235 million on a 100% basis, resulting in a gain of $47 million. Brookfield Properties held a 50% interest in the 1.2 million square foot Atrium on Bay office and retail complex and a 25% interest in 2200 and 2204 Walkley Road, Ottawa. The Walkley Road buildings, totaling approximately 159,000 square feet, were acquired with the O&Y portfolio in 2005.
Refinanced One World Financial Center, New York, with a $310 million, non-recourse 10-year interest-only financing at a rate of 5.83%. This new financing repaid $300 million full-recourse floating rate financing.
Increased common share dividend by 11% to $0.56 per share per annum on a post-split basis. The Board of Directors of Brookfield Properties has modified its dividend policy to provide for annual dividends of $0.56 per share, taking into account the announced three-for-two division of the company’s common shares, and beginning with the second quarter dividend for 2007. Payment of dividends remains at the discretion of the board.

OPERATING HIGHLIGHTS
Brookfield Properties leased 1.6 million square feet of space across the portfolio during the first quarter of 2007. New leases represent 51% of the total and renewals represent 49% of the total. Major transactions include:
•	Renewal with Exxon at KBR Tower, Houston, for 145,000 square feet

•	Renewal and expansion with PricewaterhouseCoopers at Petro-Canada Centre, Calgary, for 115,000 square feet

•	New lease with BNP Paribas at Newport Tower, Jersey City, for 110,000 square feet

•	Renewal with Ministry of the Environment at 40 St. Clair Ave West, Toronto, for 100,000 square feet
Brookfield Properties’ residential development operations contributed $42 million of net operating income in the first quarter of 2007, surpassing the $25 million in the first quarter of 2006, as the Alberta marketplace continues to experience meaningful demand growth.
OUTLOOK
With increasing rental rates and decreasing vacancy rates in all of our markets, we are well-positioned to take advantage of market conditions through the lease-up of the portfolio as well as the recapture and re-letting of under-utilized space. With five developments under construction and another strong quarter from our residential operations, Brookfield Properties is off to a solid start in 2007.

Gordon E. Arnell	Richard B. Clark
Chairman	President & CEO
April 27, 2007

2	Q1/2007 Interim Report

Portfolio by City
Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. Our commercial property portfolio comprises 113 properties totaling 74 million square feet, including 10 million square feet of parking. Our development portfolio consists of 15 development sites totaling over 17 million square feet in the downtown cores of New York, Washington, D.C., Houston, Denver, Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in Manhattan, BCE Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary.
UNITED STATES COMMERCIAL

								Brookfield
								Properties’
	Number					Total	Owned	Owned
	of	Leased	Office	Retail	Parking	Area	Interest	Interest
	Properties	%	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	%(1)	000’s Sq. Ft.(1)

New York
World Financial Center
One	1	97.9	1,520	50	58	1,628	100	1,628
Two	1	100.0	2,455	36	—	2,491	100	2,491
Three	1	98.9	1,179	—	53	1,232	100	1,232
Four	1	100.0	1,712	43	48	1,803	51	920
Retail		80.7	—	171	122	293	100	293
One Liberty Plaza	1	98.0	2,194	20	—	2,214	100	2,214
245 Park Avenue	1	99.7	1,630	62	—	1,692	51	863
300 Madison Avenue	1	100.0	1,089	5	—	1,094	100	1,094
The Grace Building	1	97.7	1,499	20	—	1,519	49.9	758
One New York Plaza	1	98.7	2,426	33	—	2,459	100	2,459
Newport Tower	1	74.2	1,028	34	—	1,062	100	1,062
1065 Avenue of the Americas	1	87.6	625	40	—	665	99	658
1411 Broadway	1	90.8	1,074	39	36	1,149	49.9	573
1460 Broadway	1	92.1	206	9	—	215	49.9	107

	13	96.5	18,637	562	317	19,516		16,352
Boston
53 State Street	1	90.3	1,090	30	41	1,161	51	592
75 State Street	1	100.0	742	25	235	1,002	51	511

	2	94.3	1,832	55	276	2,163		1,103
Washington, D.C.
1625 Eye Street	1	96.3	374	12	185	571	100	571
701 9th Street	1	100.0	340	24	183	547	100	547
Potomac Tower	1	100.0	237	—	203	440	100	440
601 South 12th Street	1	100.0	243	—	—	243	100	243
701 South 12th Street	1	100.0	297	—	—	297	100	297
One Bethesda Center	1	100.0	151	17	—	168	100	168
1225 Connecticut Avenue	1	98.0	195	22	52	269	100	269
1200 K Street	1	100.0	366	24	44	434	100	434
1250 23rd Street	1	100.0	116	—	16	132	100	132
1250 Connecticut Avenue	1	99.5	152	20	26	198	100	198
1400 K Street	1	97.7	178	12	34	224	100	224
2000 L Street	1	99.4	308	75	—	383	100	383
2001 M Street	1	99.6	190	39	35	264	98	259
2401 Pennsylvania Avenue	1	93.6	58	19	16	93	100	93
Bethesda Crescent	3	99.9	241	27	68	336	100	336
One Reston Crescent	1	100.0	185	—	—	185	100	185
Silver Springs Metro Plaza	3	96.6	640	47	84	771	100	771
Sunrise Tech Park	4	93.2	315	1	—	316	100	316
Two Ballston Plaza	1	95.2	204	19	—	223	100	223
Victor Building	1	47.6	298	45	—	343	49.9	171
1550 & 1560 Wilson Blvd	2	83.9	226	32	76	334	100	334

	29	94.6	5,314	435	1,022	6,771		6,594
Houston
Allen Center
One Allen Center	1	97.2	913	79	—	992	100	992
Two Allen Center	1	96.8	987	9	—	996	100	996
Three Allen Center	1	93.7	1,173	22	—	1,195	100	1,195
Cullen Center
Continental Center I	1	97.0	1,048	50	411	1,509	100	1,509
Continental Center II	1	82.1	428	21	81	530	100	530
KBR Tower	1	87.3	985	63	254	1,302	50	651
500 Jefferson Street	1	96.0	351	39	44	434	100	434

	7	93.6	5,885	283	790	6,958		6,307

Brookfield Properties Corporation	3

								Brookfield
								Properties’
	Number					Total	Owned	Owned
	of	Leased	Office	Retail	Parking	Area	Interest	Interest
	Properties	%	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	%(1)	000’s Sq. Ft.(1)

Los Angeles
601 Figueroa	1	55.7	1,037	2	123	1,162	100	1,162
Bank of America Plaza	1	94.0	1,383	39	343	1,765	100	1,765
Ernst & Young Tower	1	87.5	910	335	391	1,636	100	1,636
Landmark Square	1	91.3	420	23	212	655	100	655
Marina Towers	2	95.2	356	25	87	468	50	234
5670 Wilshire Center	1	91.2	390	19	—	409	100	409
6060 Center Drive	1	88.7	242	15	113	370	100	370
6080 Center Drive	1	89.6	288	—	163	451	100	451
6100 Center Drive	1	96.6	286	—	168	454	100	454
701 B Street	1	80.7	529	37	—	566	100	566
707 Broadway	1	79.8	181	—	128	309	100	309
9665 Wilshire Blvd	1	100.0	162	—	64	226	100	226
Howard Hughes Spectrum	1	100.0	37	—	—	37	100	37
Howard Hughes Tower	1	99.8	316	2	141	459	100	459
Northpoint	1	99.6	103	—	45	148	100	148
Arden Towers at Sorrento	4	80.2	548	54	—	602	100	602
Westwood Center	1	100.0	291	25	—	316	100	316
World Savings Center	1	99.1	464	14	161	639	100	639

	22	86.7	7,943	590	2,139	10,672		10,438
Denver
Republic Plaza	1	97.0	1,247	45	503	1,795	100	1,795

	1	97.0	1,247	45	503	1,795		1,795
Minneapolis
33 South Sixth Street	2	88.9	1,082	370	325	1,777	100	1,777
Dain Plaza	2	91.2	593	442	196	1,231	100	1,231

	4	89.9	1,675	812	521	3,008		3,008

Subtotal United States Commercial	78	93.6	42,533	2,782	5,568	50,883		45,597

(1)	Represents the company’s consolidated interest before non-controlling interests

4	Q1/2007 Interim Report

CANADA COMMERCIAL

								Brookfield
								Properties’
	Number					Total	Owned	Owned
	of	Leased	Office	Retail	Parking	Area	Interest	Interest
	Properties	%	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	%(1)	000’s Sq. Ft.(1)

Toronto
BCE Place
Bay Wellington Tower	1	96.7	1,299	41	—	1,340	100	1,340
TD Canada Trust Tower	1	100.0	1,127	17	—	1,144	50	572
Retail and parking	1	98.2	—	115	690	805	70	564
22 Front Street	1	99.2	136	8	—	144	100	144
First Canadian Place	1	97.3	2,379	232	170	2,781	25	695
Exchange Tower	1	96.2	963	66	131	1,160	50	580
105 Adelaide	1	100.0	176	7	49	232	100	232
Hudson Bay Centre	1	94.0	536	261	295	1,092	100	1,092
Queen’s Quay Terminal	1	99.3	429	75	—	504	100	504
2 Queen St. E	1	98.6	448	16	81	545	25	136
151 Yonge St.	1	96.8	289	10	72	371	25	93
2 St. Clair Ave. W	1	95.6	219	12	68	299	25	75
18 King St. E	1	95.8	219	9	23	251	25	63
HSBC Building	1	100.0	188	6	31	225	100	225
40 St. Clair Ave. W	1	97.3	117	4	28	149	25	37

	15	97.4	8,525	879	1,638	11,042		6,352
Calgary
Bankers Hall	3	99.7	1,944	224	525	2,693	50	1,347
Petro Canada Centre	2	100.0	1,708	24	220	1,952	50	976
Fifth Avenue Place	2	100.0	1,430	45	206	1,681	50	841
Gulf Canada Square	1	99.8	1,047	73	21	1,141	25	285
Altius Centre	1	100.0	303	3	72	378	25	95

	9	99.9	6,432	369	1,044	7,845		3,544
Ottawa
Place de Ville I	2	99.0	569	18	502	1,089	25	272
Place de Ville II	2	98.5	591	19	433	1,043	25	261
Jean Edmonds Towers	2	99.7	540	13	95	648	25	162

	6	99.0	1,700	50	1,030	2,780		695
Other Commercial
Royal Centre, Vancouver	1	96.7	494	95	264	853	100	853
Canadian Western Bank, Edmonton	1	96.8	375	31	91	497	25	124
Enbridge Tower, Edmonton	1	100.0	179	4	30	213	25	53
4342 Queen Street, Niagara Falls	1	68.6	149	—	60	209	25	52
Other	1	96.2	70	3	—	73	100	73

	5	94.1	1,267	133	445	1,845		1,155

Subtotal Canada Commercial	35	98.2	17,924	1,431	4,157	23,512		11,746

TOTAL COMMERCIAL	113	95.0	60,457	4,213	9,725	74,395		57,343
Total Development(2)	15		17,219	—	—	17,219		15,456

TOTAL PORTFOLIO	128		77,676	4,213	9,725	91,614		72,799
Less: Non-controlling interests								(18,793)

Brookfield Properties’ net effective ownership interest								54,006

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Refer to details of Development portfolio on page 7

Brookfield Properties Corporation	5

DEVELOPMENT

				Brookfield
				Properties’
	Number	Total	Owned	Owned
	Of	Area	Interest	Interest
	Sites	000’s Sq. Ft.	%(1)	000’s Sq. Ft.(1)

UNITED STATES
New York
Ninth Avenue	1	4,700	100	4,700

	1	4,700		4,700
Washington, D.C.
77 K Street	1	322	50	161
Reston Crescent	1	1,000	100	1,000
Waterview	1	930	25	233

	3	2,252		1,394
Houston
Four Allen Center	1	1,267	100	1,267
1500 Smith Street	1	800	100	800
Allen Center Garage	1	700	100	700
Allen Center Gateway	1	700	100	700

	4	3,467		3,467
Denver
425 15th Street	1	800	100	800
Tremont Garage	1	500	100	500

	2	1,300		1,300

Subtotal United States Development	10	11,719		10,861

CANADA
Toronto
Bay Adelaide Centre	1	2,600	100	2,600
BCE Place III	1	800	65	520

	2	3,400		3,120
Calgary
Bankers Court	1	500	50	250
Herald Site	1	1,100	100	1,100

	2	1,600		1,350
Ottawa
300 Queen Street	1	500	25	125

	1	500		125

Subtotal Canada Development	5	5,500		4,595

TOTAL DEVELOPMENT	15	17,219		15,456

(1)	Represents the company’s consolidated interest before non-controlling interests

6	Q1/2007 Interim Report

Management’s Discussion and Analysis of Financial Results
FORWARD-LOOKING STATEMENTS
This annual report to shareholders, particularly the “Business Environment and Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on information currently available to the management of Brookfield Properties. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Properties Corporation	7

PART I — OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Financial data included in Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2007 includes material information up to April 27, 2007. Financial data provided has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with non-GAAP measures such as net operating income and funds from operations being reconciled to appropriate Canadian GAAP measures. All dollar references, unless otherwise stated, are in millions of US dollars except per share amounts. Amounts in Canadian dollars are identified as “C$.”
The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Properties Corporation (“Brookfield Properties”) for the first quarter over the past two years as well as our financial position and future prospects. It should be read in conjunction with the consolidated financial statements and appended notes which begin on page 53 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration and income tax expenses. Funds from operations is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. We use net operating income and funds from operations to assess the operating results of the company. Net operating income is an important measure in assessing operating performance and funds from operations is a relevant measure in analyzing real estate, as commercial properties generally appreciate rather than depreciate. We provide the components of net operating income on page 29 and a full reconciliation from net income to funds from operations on page 28. Net operating income and funds from operations are both non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
OVERVIEW OF THE BUSINESS
Brookfield Properties is a publicly-traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. In the past two years, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager. The U.S. Office Fund (a single-purpose fund established to acquire the Trizec portfolio) and the Canadian Office Fund (a single-purpose fund established to acquire the O&Y portfolio) are discussed in further detail in Part III and Part IV, respectively, of this MD&A. The term “Brookfield Properties Direct” (“Direct”) refers to those properties that are wholly-owned or owned through property-level joint ventures. When referring to ownership of properties by the U.S. or Canadian Office Fund, such ownership percentage refers to that of the applicable fund and not the proportionate percentage ownership of Brookfield Properties.
At March 31, 2007, the book value of Brookfield Properties’ assets was $19.2 billion. During the first quarter we generated $53 million of net income ($0.20 per diluted share) and $129 million of funds from operations ($0.48 per diluted share).
FINANCIAL HIGHLIGHTS
Brookfield Properties’ financial results are as follows:

	Three months ended March 31
(Millions, except per share amounts)	2007	2006

Total revenue	$641	$394
Net income	53	49
Net income per share — diluted	0.20	0.21
Common share dividends paid per share	0.19	0.18
Funds from operations	129	103
Funds from operations per share — diluted	0.48	0.44

	Mar. 31, 2007	Dec. 31, 2006

Total assets	$19,228	$19,314
Commercial properties	15,195	15,287
Commercial property debt	11,142	11,185
Shareholders’ equity	3,132	3,112

8	Q1/2007 Interim Report

COMMERCIAL PROPERTY OPERATIONS
Our strategy of owning, pro-actively managing and developing premier properties in supply-constrained, high-growth markets with high barriers to entry has created one of North America’s most distinguished portfolios of office properties. Our commercial property portfolio consists of 113 properties totaling 74 million square feet, including 10 million square feet of parking. Our development portfolio comprises 15 development sites totaling over 17 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa. We intend to continue our strategy of concentrating operations within a select number of gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.
We remain focused on the following strategic priorities:
•	Surfacing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management including the refinancing of mature properties and investing in joint venture opportunities through the expansion of our asset-management platform;

•	Monetizing development assets as the economy rebounds and continued supply constraints create opportunities; and

•	Expanding our asset management platform through the growth of our existing Office Funds or through the establishment of new funds.
The following table summarizes our investment by market:

			Brookfield Properties’
		Total Area	Owned Interest	Book Value		Net Book
Region	Number of Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	Debt (Millions)	Equity (Millions)

Direct
New York, New York(2)	7	12,447	10,735	$3,891	$2,917	$974
Boston, Massachusetts	2	2,163	1,103	358	228	130
Washington, D.C.	6	2,266	2,266	690	503	187
Toronto, Ontario	9	6,646	5,253	1,193	633	560
Calgary, Alberta	7	6,326	3,164	441	328	113
Denver, Colorado	1	1,795	1,795	290	168	122
Minneapolis, Minnesota	4	3,008	3,008	422	176	246
Other	2	926	926	93	—	93

	38	35,577	28,250	7,378	4,953	2,425
U.S. Fund
New York, New York	6	7,069	5,617	2,554	713	1,841
Washington, D.C.	23	4,505	4,328	1,241	208	1,033
Houston, Texas	7	6,958	6,307	2,659	430	2,229
Los Angeles, California	22	10,672	10,438	934	—	934
Corporate U.S. Fund debt	—	—	—	—	4,174	(4,174)

	58	29,204	26,690	7,388	5,525	1,863
Canadian Fund
Toronto, Ontario	5	4,145	1,036	246	92	154
Calgary, Alberta	2	1,519	380	76	48	28
Ottawa, Ontario	6	2,780	695	89	46	43
Other	3	919	229	18	9	9

	16	9,363	2,340	429	195	234

Continuing operations	112	74,144	57,280	15,195	10,673	4,522
Discontinued operations	1	251	63	5	4	1

	113	74,395	57,343	15,200	10,677	4,523
Office development sites	15	17,219	15,456	841	511	330

Total before transaction costs	128	91,614	72,799	$16,041	$11,188	$4,853

Transaction costs(3)	—	—	—	—	(42)	42

Total	128	91,614	72,799	$16,041	$11,146	$4,895

(1)	Represents consolidated interest before non-controlling interests

(2)	Includes $347 million of corporate debt

(3)	Reclassed from other assets as a result of changes in accounting policy — refer to Part VI of this MD&A for further information

Brookfield Properties Corporation	9

We have historically explored property level joint venture opportunities with strategic institutional partners and plan to continue to look for these opportunities. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio and in 2006 we formed our U.S. Office Fund to consummate the acquisition of Trizec Properties Inc. and Trizec Canada Inc. (collectively, “Trizec”). Of our 113 commercial office properties, 24 are wholly owned, 15 are held in property-level joint ventures or co-tenancies, and 74 are held in our funds.
Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties. We proportionately consolidate our interest in this Fund. Our U.S. Office Fund consists of a consortium of institutional investors, led and managed by us investing through direct and indirect investment vehicles and have also entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties. We fully consolidate this Fund.
We believe that investing our liquidity with partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, on-going services.

•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.

•	Performance	Earned when certain pre-determined benchmarks are exceeded. Performance fees which can add considerably to fee revenue, typically arise later in a fund’s life cycle, and are therefore not fully reflected in current results.
An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 600,000 square feet of space in the portfolio include Merrill Lynch, Government of Canada, Chevron U.S.A., CIBC, Wachovia, RBC Financial Group, JPMorgan Chase, Bank of Montreal, Petro-Canada, Target Corporation, Goldman Sachs, Continental Airlines, EnCana Corporation and Imperial Oil. A detailed list of major tenants is included in Part V of this MD&A, commencing on page 43.
Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration of their leases, and while each market is different, the majority of our leases, when signed, extend between 10 and 20-year terms. As a result of this strategy, approximately 6.8% of our leases mature annually over the next five years.
The following is a breakdown of lease maturities by region with associated in-place rental rates:

	Total Portfolio			New York			Boston			Washington, D.C.
			Net Rent			Net Rent			Net Rent			Net Rent
			per			per			per			per
Year of Expiry	000’s Sq. Ft.	%	Sq. Ft.	000’s Sq. Ft.	%	Sq. Ft.	000’s Sq. Ft.	%	Sq. Ft.	000’s Sq. Ft.	%	Sq. Ft.

Currently available	3,264	5.0		671	3.5		108	5.7		310	5.4
2007	2,082	3.2	$21	205	1.1	$23	61	3.2	$22	528	9.2	$27
2008	3,492	5.4	22	490	2.6	26	310	16.4	21	446	7.8	27
2009	3,872	6.0	20	1,046	5.4	19	40	2.1	31	576	10.0	27
2010	5,596	8.7	24	989	5.2	35	175	9.3	33	271	4.7	26
2011	5,100	7.9	23	364	1.9	37	394	20.9	46	192	3.3	31
2012	5,622	8.7	24	842	4.4	24	36	1.9	23	529	9.2	31
2013	11,017	17.0	29	5,142	26.8	39	30	1.6	29	188	3.3	30
2014 & beyond	24,625	38.1	29	9,450	49.1	36	733	38.9	29	2,710	47.1	37
Parking	9,725	—	—	317	—	—	276	—	—	1,022	—	—

	74,395	100.0	$26	19,516	100.0	$35	2,163	100.0	$31	6,771	100.0	$33

Weighted average market net rent			$33			$54			$33			$35

10	Q1/2007 Interim Report

	Houston			Los Angeles			Denver			Minneapolis
			Net Rent			Net Rent			Net Rent			Net Rent
			per			per			per			per
Year of Expiry	000’s Sq. Ft.	%	Sq. Ft.	000’s Sq. Ft.	%	Sq. Ft.	000’s Sq. Ft.	%	Sq. Ft.	000’s Sq. Ft.	%	Sq. Ft.

Currently available	397	6.4		1,133	13.3		39	3.0		252	10.1
2007	281	4.6	$17	441	5.2	$19	53	4.1	$17	28	1.1	$8
2008	668	10.8	18	758	8.9	25	50	3.9	17	32	1.3	13
2009	151	2.4	20	563	6.6	21	9	0.7	20	223	9.0	6
2010	923	15.0	15	982	11.5	24	100	7.7	22	61	2.5	11
2011	587	9.5	17	976	11.4	23	89	6.9	20	35	1.4	11
2012	1,294	21.0	17	1,223	14.3	31	78	6.0	20	132	5.3	17
2013	523	8.5	16	587	6.9	25	128	9.9	23	648	26.1	10
2014 & beyond	1,344	21.8	20	1,870	21.9	33	746	57.8	22	1,076	43.2	13
Parking	790	—	—	2,139	—	—	503	—	—	521	—	—

	6,958	100.0	$17	10,672	100.0	$27	1,795	100.0	$21	3,008	100.0	$11

Weighted average market net rent			$18			$25			$21			$15

	Toronto			Calgary			Ottawa			Other
			Net Rent			Net Rent			Net Rent			Net Rent
			per			per			per			per
Year of Expiry	000’s Sq. Ft.	%	Sq. Ft.	000’s Sq. Ft.	%	Sq. Ft.	000’s Sq. Ft.	%	Sq. Ft.	000’s Sq. Ft.	%	Sq. Ft.

Currently available	247	2.6		8	0.1		17	1.0		82	5.9
2007	214	2.3	$20	46	0.7	$19	140	8.0	$12	85	6.1	$11
2008	427	4.5	21	210	3.1	19	52	3.0	11	49	3.5	10
2009	852	9.1	17	295	4.3	19	34	1.9	13	83	5.9	9
2010	1,002	10.7	23	915	13.5	21	2	0.1	33	176	12.6	9
2011	667	7.1	23	1,653	24.3	18	—	—	—	143	10.2	12
2012	891	9.5	21	500	7.4	25	4	0.2	29	93	6.6	13
2013	1,431	15.2	25	1,303	19.2	20	952	54.4	16	85	6.1	18
2014 & beyond	3,673	39.0	21	1,871	27.4	20	549	31.4	12	604	43.1	10
Parking	1,638	—	—	1,044	—	—	1,030	—	—	445	—	—

	11,042	100.0	$22	7,845	100.0	$20	2,780	100.0	$14	1,845	100.0	$11

Weighted average market net rent			$23			$29			$14			$17

COMMERCIAL DEVELOPMENT
We hold interests in over 17 million square feet of high-quality, centrally-located development sites at various stages of planning and construction. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved. As the economy rebounds, continued supply constraints should create opportunities for us to enhance value through the development of these assets. We currently have six projects under development which are outlined on page 16 of this MD&A.

Brookfield Properties Corporation	11

The following table summarizes our commercial development projects at March 31, 2007:

			Number
	Region	Description	of Sites	Ownership(1)	Sq. Ft.

Direct
Ninth Avenue	New York	Between 31st and 33rd Streets across from the Farley Post Office	1	100%	4,700,000
77 K Street	Washington, D.C.	Adjacent to Union Station	1	50%	322,000
Bay Adelaide Centre	Toronto	Bay and Adelaide Streets	1	100%	2,600,000
BCE Place III	Toronto	Third phase of BCE Place project	1	65%	800,000
Bankers Court	Calgary	East and West Parkades adjacent to Bankers Hall	1	50%	500,000
Herald Site	Calgary	Within one block from our existing Calgary assets	1	100%	1,100,000
425 15th St.	Denver	One block from Republic Plaza	1	100%	800,000
Tremont Garage	Denver	One block from Republic Plaza	1	100%	500,000

U.S. Fund			8		11,322,000
Reston Crescent	Washington, D.C.	3.6 acre landscaped campus in Reston, Virginia	1	100%	1,000,000
Waterview	Washington, D.C.	Located at the foot of the Key Bridge in Rosslyn, Virginia	1	25%	930,000
Four Allen Center(2)	Houston	1400 Smith Street	1	100%	1,267,000
1500 Smith Street	Houston	Between Continental Center I and Four Allen Center	1	100%	800,000
Allen Center Garage	Houston	Located in the heart of the Allen Center / Cullen Center complex	1	100%	700,000
Allen Center Gateway	Houston	Adjacent to the Allen Center	1	100%	700,000

Canadian Fund			6		5,397,000
300 Queen Street	Ottawa	Third phase of Place de Ville project	1	25%	500,000

			1		500,000

Total			15		17,219,000

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Property is currently under redevelopment — 100% of the building has been leased to Chevron, who will move into the building once redevelopment is complete
Residential Development
We develop residential land and conduct homebuilding operations. These business units primarily entitle and develop land in master-planned communities and sell these lots to other homebuilders. Through these units we also build and sell homes. Operations are currently focused in five markets: Alberta and Ontario in Canada and Colorado, Texas and Kansas City in the U.S.
We intend to continue to grow this business by selectively acquiring land that provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise.
We classify our residential development business into three categories: land held for development; land under development; and housing inventory. Land held for development includes costs of acquiring land as well as general infrastructure costs to service the land within a community that is not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development which includes all underlying costs that are attributable to the phase of saleable lots, including the underlying land, roads and parks. Included in housing inventory is associated land as well as construction costs.
The following table summarizes our residential land development at March 31, 2007:

	Under Development		Housing Inventory		Held for Development
		Book Value		Book Value	Estimated	Book Value
	Number of Lots	(Millions)	Number of Units	(Millions)	Number of Lots	(Millions)

Alberta	3,188	$216	610	$32	34,631	$263
Ontario	564	11	172	24	9,068	59
Colorado	802	30	—	—	8,352	88
Texas	102	3	—	—	11,151	59
Kansas City	28	1	—	—	492	6

Total	4,684	$261	782	$56	63,694	$475

12	Q1/2007 Interim Report

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:
•	Net income per share;

•	Net operating income;

•	Funds from operations per share;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.
Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income, net operating income and funds from operations. While net income is calculated in accordance with generally accepted accounting principles (“GAAP”), net operating income and funds from operations are both non-GAAP financial measures which do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. We provide the components of net operating income on page 29 and a full reconciliation from net income to funds from operations on page 28 of this MD&A.
Net Income
Net income is calculated in accordance with GAAP. Net income is used as a key indicator in assessing the profitability of the company.
Net Operating Income
Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration and income tax expenses. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We measure the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior year sales and acquisitions.
Funds from Operations
Funds from operations is defined as net income prior to extraordinary items, one-time transaction costs, future income taxes, depreciation and amortization, and certain other non-cash items. While we believe that funds from operations is the most relevant measure to analyze real estate as commercial properties generally appreciate rather than depreciate, we believe that funds from operations, net operating income and net income are all relevant measures. We compute funds from operations substantially in accordance with the definition provided by the Real Property Association of Canada (“RealPac”). Under this definition, funds from operations does not represent or approximate cash generated from operating activities determined in accordance with GAAP in Canada or the United States, and should not be considered as an alternative to GAAP measures. Accordingly, we provide a reconciliation of funds from operations to net income, consistent with the definition provided as set out above. A reconciliation is not provided to cashflow from operating activities, as it is often subject to fluctuations based on the timing of working capital payments.
KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net income, net operating income and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:
•	Increases in occupancies by leasing up vacant space;

•	Increases in rental rates as market conditions permit; and

•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.
We also believe that the key external performance drivers are:
•	The availability of new property acquisitions which fit into our strategic plan;

•	The availability of equity capital at a reasonable cost; and

•	The availability of debt capital at a cost and on terms conducive to our goals.
SIGNIFICANT EVENTS
Stock Split
In February, 2007, we announced that subject to receipt of all necessary regulatory and shareholder approvals, we will proceed with a stock split of our common shares and voting preferred shares. The stock split was subject to approval of our shareholders at the meeting of shareholders on April 26, 2007 at which shareholders approved a three-for-two division of our common shares and a nine-for-four division of our Class A Redeemable Voting preferred shares. Shareholders of record at the close of business on May 8, 2007 will be entitled to receive the common shares and Class A Redeemable Voting preferred shares, as the case may be, resulting from the subdivision, payable on or about May 22, 2007. Fractional shares will be paid in cash at the prevailing market price.

Brookfield Properties Corporation	13

PART II — FINANCIAL STATEMENT ANALYSIS
ASSET PROFILE
Our total asset book value was $19.2 billion at March 31, 2007, a slight decrease from December 31, 2006. The decrease in total assets is primarily attributable to the sale of three buildings in Canada in the first quarter of 2007 offset by an increase in our development properties’ portfolio. The following is a summary of our assets:

(Millions)	Mar. 31, 2007	Dec. 31, 2006

Commercial properties	$15,195	$15,287
Commercial developments	841	735
Residential developments	792	706
Receivables and other	878	974
Intangible assets	860	853
Restricted cash and deposits	429	507
Cash and cash equivalents	226	188
Assets related to discontinued operations(1)	7	64

Total	$19,228	$19,314

(1)	Includes $5 million of commercial properties and $2 million of other assets associated with discontinued operations at March 31, 2007 (December 31, 2006 — $61 million and $3 million, respectively)
COMMERCIAL PROPERTIES
The book value of our commercial properties was $15.2 billion as at March 31, 2007 compared to $15.3 billion at December 31, 2006. This decrease is primarily attributable to the sale of Atrium on Bay in Toronto and 2200 Walkley and 2204 Walkley in Ottawa in February of 2007. This decrease was offset by an increase related to foreign exchange fluctuations on our Canadian dollar denominated assets. The consolidated carrying value of our North American properties is approximately $265 per square foot, significantly less than the estimated replacement cost of these assets.
A breakdown of our commercial properties by region is as follows:

		Brookfield Properties’	Mar. 31, 2007	Dec. 31, 2006
	Total Area	Owned Interest	Book Value	Book Value
Region	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)

New York, New York	19,516	16,352	$6,445	$6,495
Boston, Massachusetts	2,163	1,103	358	350
Washington, D.C.	6,771	6,594	1,931	1,980
Houston, Texas	6,958	6,307	934	941
Los Angeles, California	10,672	10,438	2,659	2,689
Toronto, Ontario	10,791	6,289	1,439	1,434
Calgary, Alberta	7,845	3,544	517	513
Ottawa, Ontario	2,780	695	89	88
Denver, Colorado	1,795	1,795	290	264
Minneapolis, Minnesota	3,008	3,008	422	423
Other	1,845	1,155	111	110

Continuing operations	74,144	57,280	15,195	15,287
Discontinued operations	251	63	5	61

Total	74,395	57,343	$15,200	$15,348

(1)	Represents the company’s consolidated interest before non-controlling interests
TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES
Upon the signing of the majority of our leases, we provide tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvements and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant installation costs in the first quarter of 2007 totaled $40 million, compared with the $22 million during the same period in 2006. The increase was a result of an increase in leasing commissions incurred as a result of increased leasing activity in the current period.

14	Q1/2007 Interim Report

Tenant installation costs are summarized as follows:

	Three months ended March 31
(Millions)	2007	2006

Leasing commissions	$7	$2
Tenant improvements	33	20

Total	$40	$22

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three months ended March 31, 2007 totaled $6 million, compared with $3 million during the same period in 2006. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments.
Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue enhancing expenditures, which are those required to extend the service life of an asset.
The details of our capital expenditures are summarized as follows:

	Three months ended March 31
(Millions)	2007	2006

Revenue enhancing	$2	$1
Non-revenue enhancing	4	2

Total	$6	$3

DISCONTINUED OPERATIONS
In the first quarter of 2007, one property met the criteria for being classified as held for sale: 18 King Street in Toronto. We reclassified $7 million of assets and $7 million of liabilities to assets and liabilities related to discontinued operations, respectively, in connection with this property as at March 31, 2007.
In the fourth quarter of 2006, three properties met the criteria for being classified as discontinued operations: Atrium on Bay in Toronto, and 2200 Walkley and 2204 Walkley in Ottawa. We reclassified $64 million of assets and $36 million of liabilities to assets and liabilities related to discontinued operations, respectively, in connection with these properties as at December 31, 2006. In February, 2007 these three properties were sold for a gain of $39 million, net of tax.
COMMERCIAL DEVELOPMENTS
The details of the commercial property development portfolio and related book values are as follows:

		Sq. Ft. Currently
(Millions, except square feet)	Buildable Sq. Ft.	Under Construction	Mar. 31, 2007	Dec. 31, 2006

Active developments and properties under redevelopment
Bay Adelaide Centre, Toronto	2,600,000	1,100,000	$267	$251
Four Allen Center, Houston	1,267,000	1,267,000	181	139
Reston Crescent, Washington, D.C.	1,000,000	185,000	38	6
Waterview, Washington, D.C.	930,000	930,000	51	44
77 K Street, Washington, D.C.	322,000	322,000	17	16
Bankers Court, Calgary	500,000	265,000	10	7

Planning
Ninth Avenue, New York	4,700,000		188	184
Herald Site, Calgary	1,100,000		40	38
Others:
1500 Smith Street, Houston	800,000
Allen Center Gateway, Houston	700,000
Allen Center Garage, Houston	700,000
425 15th Street, Denver	800,000
Tremont Garage, Denver	500,000
BCE Place III, Toronto	800,000
300 Queen Street, Ottawa	500,000

	4,800,000		49	50

Total	17,219,000	4,069,000	$841	$735

Brookfield Properties Corporation	15

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total book value of this development land and infrastructure was $841 million at March 31, 2007, an increase of $106 million from $735 million at December 31, 2006. The increase is a result of the active construction we have on-going at a number of our development sites, specifically the following:
•	Active construction is underway at Four Allen Center, a re-development site comprising 1,267,000 square feet in downtown Houston. This building has been entirely leased to Chevron U.S.A., Inc. (“Chevron”), who is expected to occupy the space upon completion in the fall of 2007. As a result of the construction in progress, the book value of this site has increased $42 million as compared to December 31, 2006.

•	Reston Crescent, a development project acquired with the Trizec portfolio in the fourth quarter of 2006, is a 3.6 acre landscaped campus where construction is underway on Two Reston Crescent, a 185,000 square foot building. Completion is expected before the end of the year. During the first quarter of 2007, demolition began on the existing Reston Unisys I and II buildings, part of the development site. As a result, the book value of these projects increased $32 million as compared to December 31, 2006.

•	Bay Adelaide Centre in Toronto represents one of our largest development projects. Ground-breaking on Phase I of this project took place in July of 2006 and construction is actively underway. Phase I represents 1.1 million square feet of a three-phase project which is expected to total 2.6 million square feet and be completed in 2009. Due to the continuous construction on Phase I, the book value of this site has increased $16 million as compared to December 31, 2006.

•	Waterview, another development site acquired with the Trizec portfolio, has been under construction since prior to the acquisition. Upon completion, expected in the fall of 2007, the 930,000 square foot building will be our largest asset in the Washington, D.C. region. As a result of the progress being made, the book value of this site has increased $7 million since December 31, 2006.

•	Construction on Bankers Court in Calgary, a 500,000 square foot, two-building project, commenced in the third quarter of 2006. 265,000 square feet is currently under active development for the first building, which is fully leased and expected to be complete in 2008. As a result of the continuous development, the book value of this site has increased $3 million since year-end.

•	Construction on 77 K Street in Washington, D.C., a development project we acquired in July 2006, commenced in the fourth quarter of 2006. Completion is expected in 2008. As a result of the active construction, the book value of this site has increased $1 million since year-end.
Although we are not a speculative developer, we are a full-service real estate company with in-house development expertise. With over 17 million square feet of high-quality, centrally-located development properties in New York, Washington, D.C., Houston, Toronto, Calgary, Ottawa and Denver, we will undertake developments when our risk-adjusted returns and preleasing targets have been achieved.
Expenditures for development and redevelopment on commercial properties totaled $75 million in the three months ended March 31, 2007 compared with $7 million during the same period in 2006. The increase is due to construction costs incurred on the six projects mentioned above, which are all currently under active development.
The details of development and redevelopment expenditures are as follows:

	Three months ended March 31
(Millions)	2007	2006

Construction costs	$26	$2
Interest capitalized	10	4
Tenant improvements	39	—
Property taxes and other	—	1

Total	$75	$7

RESIDENTIAL DEVELOPMENTS
Our residential development operations are focused in five markets: Alberta, Ontario, Colorado, Texas and Kansas City. The book value of these investments at March 31, 2007 was $792 million, compared with $706 million at the end of 2006. The increase was attributable to additional land acquisitions and increased work in progress on costs incurred during the year offset by residential inventory sold.

16	Q1/2007 Interim Report

The details of our residential development property portfolio are as follows:

(Millions)	Mar. 31, 2007	Dec. 31, 2006

Under development	$261	$249
Housing inventory	56	58
Held for development	475	399

Total	$792	$706

The details of our land under development, housing inventory and land held for development are as follows:

	Number of Lots		Book Value (Millions)
Under Development	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2007	Dec. 31, 2006

Alberta	3,188	3,753	$216	$212
Ontario	564	350	11	4
Colorado	802	806	30	29
Texas	102	102	3	3
Kansas City	28	64	1	1

Total	4,684	5,075	$261	$249

	Number of Units		Book Value (Millions)
Housing Inventory	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2007	Dec. 31, 2006

Alberta	610	566	$32	$35
Ontario	172	186	24	23

Total	782	752	$56	$58

	Estimated Number of Lots		Number of Acres		Book Value (Millions)
Held for Development	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2007	Dec. 31, 2006	Mar. 31, 2007	Dec. 31, 2006

Alberta	34,631	32,007	5,271	4,913	$263	$223
Ontario	9,068	8,185	1,598	1,637	59	52
Colorado	8,352	7,686	1,715	1,531	88	79
Texas	11,151	7,178	2,733	1,860	59	40
Kansas City	492	498	82	83	6	5

Total	63,694	55,554	11,399	10,024	$475	$399

RECEIVABLES AND OTHER ASSETS
Receivables and other assets decreased to $878 million at March 31, 2007 from $974 million at December 31, 2006. The primary reason for this decrease relates to a reclass of transaction costs from other assets to commercial property debt and capital securities — corporate as a result of adopting a new financial instruments accounting standard. Refer to Note 2 of the consolidated financial statements for further information.
The components of receivables and other assets are as follows:

(Millions)	Mar. 31, 2007	Dec. 31, 2006

Receivables	$439	$432
Real estate mortgages	53	86
Residential receivables and other assets	224	245
Prepaid expenses and other assets	162	211

Total	$878	$974

INTANGIBLE ASSETS
Pursuant to Emerging Issues Committee Abstract 140 “Accounting for Operating Leases Acquired in Either an Asset Acquisition or a Business Combination,” an enterprise that acquires real estate should allocate a portion of the purchase price to in-place operating leases based on their fair value that the enterprise acquires in connection with the real estate property. We assess the fair value of acquired intangible assets and liabilities, including tenant improvements, above and below-market leases, origination costs, and other identified intangible assets and assumed liabilities and, as of March 31, 2007, have allocated $860 million (December 31, 2006 — $853 million), net of related amortization in connection with the Trizec acquisition, the O&Y acquisition and the recent acquisitions in the greater Washington, D.C. area.

Brookfield Properties Corporation	17

The components of intangible assets are as follows:

(Millions)	Mar. 31, 2007	Dec. 31, 2006

Intangible assets
Lease origination costs	$320	$263
Tenant relationships	563	573
Above-market leases and below-market ground leases	78	79

	961	915
Less accumulated amortization
Lease origination costs	(55)	(32)
Tenant relationships	(39)	(26)
Above-market leases and below-market ground leases	(7)	(4)

Total net	$860	$853

RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits decreased to $429 million as at March 31, 2007 from $507 million at December 31, 2006. The decrease is a result of a drawdown on an escrow account set up in the fourth quarter of 2006 in connection with the acquisition of Four Allen Center. The money is being used to fund the current re-development taking place at Four Allen Center. Included in restricted cash and deposits is $246 million (December 31, 2006 — $249 million) of short-term government securities held in a trust account to match interest and principal payments of the $240 million mortgage on One Liberty Plaza maturing in 2007.
CASH AND CASH EQUIVALENTS
We endeavor to maintain high levels of liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash and cash equivalents, which contribute investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines. These funds are invested in short-term marketable securities.
As at March 31, 2007, cash balances increased to $226 million from $188 million at December 31, 2006 principally as a result of the sale of Atrium on Bay in Toronto and 2200 Walkley and 2204 Walkley in Ottawa, which were all sold in February of 2007 for gross cash proceeds of $116 million. This increase was offset by cash utilized on development and re-development activities.

18	Q1/2007 Interim Report

LIABILITIES AND SHAREHOLDERS’ EQUITY
Our asset base of $19.2 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ equity are as follows:

(Millions)	Mar. 31, 2007	Dec. 31, 2006

Liabilities
Commercial property debt	$11,142	$11,185
Accounts payable and other liabilities	934	923
Intangible liabilities	884	919
Future income tax liability	591	584
Liabilities related to discontinued operations(1)	7	36
Capital securities — corporate	1,095	1,093
Capital securities — fund subsidiaries	786	803
Non-controlling interests — fund subsidiaries	256	266
Non-controlling interests — other subsidiaries	70	67
Preferred equity — subsidiaries	331	326
Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	3,087	3,067

Total	$19,228	$19,314

(1)	Includes $4 million of commercial property debt and $3 million of other liabilities associated with discontinued operations at March 31, 2007 (December 31, 2007 — $34 million and $2 million, respectively)
COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $11.1 billion at March 31, 2007, compared with $11.2 billion at December 31, 2006. Commercial property debt at March 31, 2007 had an average interest rate of 6.8%. Predominantly all of our Direct commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company. Our U.S. Office Fund debt is recourse to the Fund entities.
We attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At March 31, 2007, the average term to maturity of our commercial property debt was six years while our average lease term was seven years.
During the first quarter of 2007, we refinanced $310 million of commercial property debt relating to Tower A of the World Financial Center in New York. This debt was refinanced at a fixed rate of 6.32%. We have $650 million of committed corporate credit facilities consisting of a $350 million bank credit facility and a $300 million line from Brookfield Asset Management. At March 31, 2007, the balance of these facilities, which are in the form of three-year revolving facilities, was $47 million and nil, respectively (balances at December 31, 2006 were nil and nil, respectively). At the time of the Trizec acquisition, we financed a new term $600 million loan facility at a rate of LIBOR + 150 basis points in the form of a twelve month facility with two six-month extension options. The outstanding balance at March 31, 2007 on this facility was $300 million (December 31, 2006 — $300 million).
As at March 31, 2007, we had approximately $348 million (December 31, 2006 — $345 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliates. The composition of debt owed to Brookfield Asset Management is as follows:

(Millions)	Mar. 31, 2007	Dec. 31, 2006

Commercial property specific debt	$73	$72
Development debt	102	102
Class AAA series E capital securities	173	171

Total	$348	$345

Interest expense related to indebtedness, including preferred dividends reclassified to interest expense, totaled $4 million for the three months ended March 31, 2007, compared to $4 million for the same period in 2006, and was recorded at the exchange amount.

Brookfield Properties Corporation	19

The details of commercial property debt at March 31, 2007 are as follows:

				Brookfield
				Properties’
				Consolidated Share
Commercial Property	Location	Interest Rate %	Maturity Date	(Millions)	Mortgage Details

Direct
One Liberty Plaza(1)	New York	6.98	2007	$240	Non-recourse, fixed rate
TD Canada Trust Tower	Toronto	6.86	2007	104	Non-recourse, fixed rate
Hudson’s Bay Centre	Toronto	5.85	2008	87	Non-recourse, floating rate
Petro-Canada Centre	Calgary	6.43	2008	110	Non-recourse, fixed rate
One World Financial Center	New York	6.32	2009	310	Non-recourse, fixed rate
245 Park Avenue	New York	6.65	2011	237	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75	2011	399	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	65	Non-recourse, fixed rate
Potomac Tower	Washington	4.72	2011	75	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	56	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	594	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	297	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	302	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	153	Non-recourse, fixed rate
601 South 12th Street	Washington	5.42	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington	5.42	2013	43	Non-recourse, fixed rate
Republic Plaza	Denver	5.13	2014	168	Non-recourse, fixed rate
1625 Eye Street	Washington	6.00	2014	127	Non-recourse, fixed rate
53 State Street	Boston	5.96	2016	143	Non-recourse, fixed rate
One Bethesda	Washington	5.66	2016	53	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72	2027	95	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	82	Non-recourse, fixed rate
701 9th Street	Washington	6.73	2028	153	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	85	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	400	Non-recourse, fixed rate
300 Madison Avenue	New York	5.57	2012	92	Non-recourse, floating rate

				4,522

U.S. Fund
2000 L Street	Washington	6.26	2007	56	Non-recourse, fixed rate
Bethesda Crescent	Washington	7.07	2008	34	Non-recourse, fixed rate
Two Ballston Plaza	Washington	6.91	2008	26	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	6.47	2008	58	Non-recourse, floating rate
Waterview	Washington	6.99	2009	37	Non-recourse, floating rate
1460 Broadway	New York	5.11	2012	12	Non-recourse, fixed rate
Four Allen Center	Houston	5.77	2013	240	Non-recourse, fixed rate
Grace Building	New York	5.54	2014	194	Non-recourse, fixed rate
1411 Broadway	New York	5.50	2014	111	Non-recourse, fixed rate
2001 M Street	Washington	5.25	2014	45	Non-recourse, fixed rate
Bank of America Building	Los Angeles	5.31	2014	237	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	2014	114	Non-recourse, fixed rate
One New York Plaza	New York	5.50	2016	396	Non-recourse, fixed rate
Victor Building	Washington	5.39	2016	47	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	2016	21	Non-recourse, fixed rate
Mezzanine debt	—	7.83	2011	3,102	Non-recourse, floating rate
CMBS Pool debt	—	6.07	2011	600	Non-recourse, floating rate
CMBS Pool debt	—	6.83	2008/2011	472	Non-recourse, fixed rate

				5,802

Canadian Fund
First Canadian Place	Toronto	8.06	2009	60	Non-recourse, fixed rate
O&Y portfolio debt	—	Various	2007	139	Various terms

				199

Corporate and Other Term facility	—	6.82	2008	347	Recourse, floating rate
Development and other debt	—	Various	Various	318	Various terms

Total Commercial Property Debt(2)		6.80		$11,188

Transaction costs(3)				(42)

Total(2)				$11,146

(1)	Included in restricted cash and deposits is $246 of securities to match interest and principal payments on this commercial property debt

(2)	Includes $4 million of commercial property debt associated with discontinued operations

(3)	Reclassed from other assets as a result of changes in accounting policy — refer to Part VI of this MD&A for further details

20	Q1/2007 Interim Report

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization	Maturities	Total(1)	March 31, 2007

Remainder of 2007	$138	$599	$737	6.6%
2008	179	783	962	6.6%
2009	187	175	362	6.8%
2010	203	4	207	6.5%
2011	195	4,770	4,965	7.2%
2012 and thereafter	377	3,578	3,955	6.1%

Total	$1,279	$9,909	$11,188	6.8%

(1)	Excludes transaction costs
CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years:

	Payments Due By Period
		Less Than
(Millions)	Total	1 Year	2 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt(1)	$11,188	$737	$1,324	$5,172	$3,955
Residential development debt	238	198	34	6	—
Capital securities(2)	934	—	—	173	761
Interest expense(3)
Commercial property debt	3,327	631	946	603	1,147
Capital securities — corporate(2)	355	38	101	92	124
Capital securities — fund subsidiaries(4)	184	21	56	56	51
Minimum rental payments — ground leases(5)	3,161	21	56	56	3,028

(1)	Excludes transaction costs

(2)	Excludes Class AAA Series E, as these are retractable at the holder’s option or redeemable at our option at any time

(3)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates

(4)	Excludes redeemable equity interests

(5)	Represents payments on properties situated on land held under leases or other agreements, most of which expire before the year 2099
Corporate Guarantees and Contingent Obligations
We may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in Note 22 to the consolidated financial statements.
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $934 million at March 31, 2007, compared with $923 million at December 31, 2006. The increase primarily relates to our residential payables, which experienced an increase in accruals as a result of the increased build-out of lots. Land development debt, which totaled $238 million at March 31, 2007 compared with $236 million at December 31, 2006, is primarily recourse in nature to the underlying residential development properties and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing had a weighted average interest rate of 6.1% at March 31, 2007 (December 31, 2006 — 6.2%).
A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Mar. 31, 2007	Dec. 31, 2006

Accounts payable and accrued liabilities	$542	$549
Residential payables and accrued liabilities	154	138
Land development debt	238	236

Total	$934	$923

Brookfield Properties Corporation	21

INTANGIBLE LIABILITIES
Intangible liabilities are below-market tenant leases and above-market ground leases assumed on acquisitions, net of related accumulated amortization.
The composition of intangible liabilities is as follows:

(Millions)	Mar. 31, 2007	Dec. 31, 2006

Intangible liabilities
Below-market leases	$903	$902
Above-market ground leases	70	70

	973	972
Less accumulated depreciation
Below-market leases	(82)	(46)
Above-market ground leases	(7)	(7)

Total net	$884	$919

FUTURE INCOME TAXES
At March 31, 2007, we had a net future income tax liability of $591 million compared to $584 million at December 31, 2006, an increase of $7 million, primarily due to the utilization of tax losses.

(Millions)	Mar. 31, 2007	Dec. 31, 2006

Future income tax liabilities related to difference in tax and book basis, net	$(936)	$(935)
Future income tax assets related to non-capital losses and capital losses	345	351

Total	$(591)	$(584)

CAPITAL SECURITIES — CORPORATE
Pursuant to the CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” financial instruments that may be settled, at our option, in cash or the equivalent value of a variable number of the company’s equity instruments are required to be presented as a liability. Accordingly, certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.”
We have the following capital securities — corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2007	Dec. 31, 2006

Class AAA Series E	8,000,000	70% of bank prime	$173	$171
Class AAA Series F	8,000,000	6.00%	173	171
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	174	171
Class AAA Series I	8,000,000	5.20%	173	171
Class AAA Series J	8,000,000	5.00%	173	171
Class AAA Series K	6,000,000	5.20%	131	128

Total before share issue costs			$1,107	$1,093

Transaction costs(1)			(12)	—

Total			$1,095	$1,093

(1)	Reclassed from other assets as a result of changes in accounting policies — refer to Part VI of this MD&A for further details
For redemption dates, refer to Note 14 of the consolidated financial statements
CAPITAL SECURITIES — FUND SUBSIDIARIES
We consolidate our investment in the U.S. Office Fund. Capital securities within our Fund are as follows:

(Millions)	Mar. 31, 2007	Dec. 31, 2006

Debt securities	$257	$257
Redeemable equity interests	529	546

Total	$786	$803

Debt securities consist of partner contributions to the Fund by way of an unsecured debenture. The debenture matures on October 31, 2013 and bears interest at 11%.

22	Q1/2007 Interim Report

Redeemable equity interests includes $464 million representing the equity interest in the Fund held by our joint venture partner, Blackstone. Under the terms of the joint venture agreement, commencing in 2011 Blackstone has the option to put its interest in the venture in exchange for certain properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, in 2013 the Brookfield Properties-led consortium has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for relative differences in the performance of their respective sub-managed properties in terms of net cash flow and changes in fair value. Blackstone’s equity interest is classified as a liability (Capital securities — fund subsidiaries) in our financial statements as we could be obligated to transfer assets to Blackstone as a result of Blackstone’s put option. The carrying amount of the liability is determined based on the carrying amount of the properties to be transferred to Blackstone on exercise of its put plus the cash adjustment payments accrued based on the relative performance of the properties. The balance of redeemable equity interests is comprised of $65 million of redeemable preferred securities bearing interest at 6%.
NON-CONTROLLING INTERESTS — FUND SUBSIDIARIES
At March 31, 2007, non-controlling interests — fund subsidiaries was $256 million (December 31, 2006 — $266 million) and represents equity contributions by other Fund investors in the Brookfield Properties-led consortium.
NON-CONTROLLING INTERESTS — OTHER SUBSIDIARIES
In addition to our 100% owned subsidiaries, we conduct our commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada, which holds substantially all of our Canadian assets other than BCE Place in Toronto and through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our Direct interests in our New York, Boston and Washington, D.C. assets.
The following table details the components of non-controlling interests:

(Millions)	Others’ Equity Ownership	Mar. 31, 2007	Dec. 31, 2006

Common shares of BPO Properties	11.0%	$58	$55
Limited partnership units of Brookfield Financial Properties	0.6%	12	12

Total		$70	$67

Non-controlling interests in BPO Properties increased to $58 million at March 31, 2007 from $55 million at December 31, 2006 due to increased earnings at the BPO Properties level.
PREFERRED EQUITY — SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $331 million of preferred equity outstanding at March 31, 2007 issued by BPO Properties. These preferred shares represent low-cost capital to Brookfield Properties, without dilution to the common equity base. Dividends paid on these preferred shares are a component of non-controlling interests expense.
The following table details the preferred shares issued by our subsidiaries:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Mar. 31, 2007	Dec. 31, 2006

BPO Properties
	1,805,489	Series G	70% of bank prime	$39	$39
	3,816,527	Series J	70% of bank prime	83	82
	300	Series K	30-day BA + 0.4%	130	127
	2,847,711	Series M	70% of bank prime	62	61
	800,000	Series N	30-day BA + 0.4%	17	17

Total				$331	$326

During the first three months of 2007, dividends of $3 million were paid on preferred shares issued by our subsidiaries, consistent with the same period in 2006.
PREFERRED EQUITY — CORPORATE
At March 31, 2007 we had $45 million of preferred equity outstanding. Similar to the preferred shares issued by subsidiaries, these preferred shares represent low-cost capital to us, without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as capital distributions.

Brookfield Properties Corporation	23

We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2007	Dec. 31, 2006

Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

For details regarding the terms on our preferred shares, refer to our Annual Information Form.
During the first three months of 2007, we paid preferred dividends of $1 million, consistent with the same period in 2006.
COMMON EQUITY
As at March 31, 2007, we had 264,783,876 issued and outstanding common shares. On a diluted basis, we had 270,384,333 common shares outstanding, calculated as follows:

	Mar. 31, 2007	Dec. 31, 2006

Common shares outstanding	264,783,876	264,578,971
Unexercised options	5,600,457	4,786,305

Common shares outstanding — diluted(1)	270,384,333	269,365,276

(1)	Includes all potential common shares at March 31, 2007 and December 31, 2006
The diluted book value per common share at March 31, 2007 was $11.83 compared with $11.76 at December 31, 2006. While we repurchased no common shares during 2006 or thus far during 2007, since the inception of the normal course issuer bid in 1999, we have repurchased approximately 21 million shares at an average price of $14.97 per share on a post-split adjusted basis.
At March 31, 2007, the book value of our common equity was $3.1 billion, compared with a market equity capitalization of approximately $10.7 billion, calculated as total common shares outstanding multiplied by $40.30, the closing price per common share on the New York Stock Exchange on March 30, 2007.
CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders.
Contractual rent is the primary driver of cashflow from operating activities, which represents the primary source of liquidity to fund debt service, dividend payments and recurring capital and leasing costs in our commercial property portfolio. Sufficient cashflows are generated by our properties to service these obligations. We seek to increase income from our existing properties by maintaining quality standards, which promote high occupancy rates and permit increases in rental rates while reducing tenant turnover, and controlling operating expenses. Other sources of revenue include third-party fees generated by our real estate management, leasing and development businesses. In addition, our tax status as a corporation and substantial tax loss pools allow us to reinvest and retain cash generated by our operations without incurring cash taxes.
Our commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a loan-to-appraised value basis of up to 70%. In addition, in certain circumstances when a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.

24	Q1/2007 Interim Report

OPERATING RESULTS
NET INCOME
Our net income for the quarter ended March 31, 2007 was $53 million ($0.20 per diluted share) compared to $49 million ($0.21 per diluted share) during the same period in 2006. The following contributed to the variance quarter over quarter:
•	$147 million of growth ($0.56 per diluted share) from commercial property net operating income, primarily as a result of the Trizec acquisition in the fourth quarter of 2006, the acquisitions of One Bethesda and 601 & 701 South 12th Street in the first and second quarters of 2006, respectively and the purchase of the remaining 75% interest in Hudson’s Bay Centre in the second quarter of 2006;

•	$17 million of growth ($0.06 per diluted share) from our residential development operations which continues to benefit from the low interest rate environment and strong demand in the Alberta housing market;

•	a $39 million gain ($0.15 per diluted share), net of tax, on the sale of Atrium on Bay in Toronto and 2200 Walkley and 2204 Walkley in Ottawa in the fourth quarter of 2007 compared to an $18 million gain ($0.08 per diluted share), net of tax, on the sale of the Trade Center Denver in the first quarter of 2006 offset by:

•	an increase in commercial property debt interest expense of $100 million ($0.37 per diluted share) related to interest carry on the Trizec portfolio and the acquisitions of One Bethesda and 601 & 701 South 12th Street in Washington, D.C. subsequent to the first quarter of 2006 as well as new debt on Hudson’s Bay Centre;

•	an increase in general and administrative expense of $14 million ($0.05 per diluted share) primarily due to the expansion of our portfolio and asset management platform;

•	an increase in depreciation and amortization expense of $82 million ($0.31 per diluted share) related to the Trizec acquisition as well as the acquisitions of One Bethesda and 601 & 701 South 12th Street in Washington, D.C.

Brookfield Properties Corporation	25

Set out below is a summary of the various components of our net income and funds from operations. Discussion of each of these components is provided on the following pages.

	Three months ended March 31
(Millions)	2007	2006

Total revenue	$641	$394

Net operating income
Commercial property operations	$317	$170
Residential development operations	42	25
Interest and other income	9	13

	368	208
Expenses
Interest
Commercial property debt	173	73
Capital securities — corporate	15	14
Capital securities — fund subsidiaries	(9)	—
General and administrative	29	15
Transaction costs	4	—
Non-controlling interests
Fund subsidiaries	(10)	—
Other subsidiaries	9	4
Depreciation and amortization	126	44
Future income taxes	18	27

Net income from continuing operations	13	31
Discontinued operations(1)	40	18

Net income	$53	$49

Net income per share — diluted
Continuing operations	$0.05	$0.13
Discontinued operations	0.15	0.08

	$0.20	$0.21

Funds from operations per share — diluted
Continuing operations	$0.48	$0.44
Discontinued operations	0.16	0.13

	$0.64	$0.57

(1)	Refer to page 34 for further details on discontinued operations
It should be noted that challenges of comparability of net income exist among various real estate companies, as those entities structured as corporations, such as Brookfield Properties, are required to charge their earnings with tax expense, despite the presence of tax losses which reduce the cash tax obligation. This differs from those entities which operate as real estate investment trusts (“REITs”), as REITs are not subject to taxation, provided they remain in compliance with specific tax codes.
Our net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended March 31
(Millions, except per share amounts)	2007	2006

Net income	$53	$49
Preferred share dividends	(1)	(1)

Net income available to common shareholders	$52	$48

Weighted average shares outstanding — basic	264.6	231.3
Net income per share — basic	$0.20	$0.21

Weighted average shares outstanding — diluted	267.2	233.2
Net income per share — diluted	$0.20	$0.21

Weighted average shares outstanding — basic	264.6	231.3
Unexercised options	2.6	1.9

Weighted average shares outstanding — diluted	267.2	233.2

26	Q1/2007 Interim Report

We recently announced a three-for-two stock split of our common shares (refer to page 14 for further details). The stock split will be effective for our second quarter. Had the stock split occurred at the start of the first quarter, the effect on earnings per share would have been as follows:

	Three months ended March 31
(Millions, except per share amounts)	2007	2006

Net income available to common shareholders	$52	$48
Weighted average shares outstanding — diluted — post-split	400.8	349.8

Net income per share — post-split	$0.13	$0.14

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended March 31
(Millions)	2007	2006

Net income	$53	$49
Depreciation and amortization(1)	126	45
Future income taxes(2)	26	39
Non-cash items included in capital securities and non-controlling interests — fund subsidiaries	(36)	—
Transaction costs(3)	2	—
Property disposition gain(4)	(42)	(30)

Funds from operations	$129	$103

(1)	Includes depreciation and amortization from discontinued operations of nil and $1 million for the three months ended March 31, 2007 and 2006, respectively

(2)	Includes future income taxes from discontinued operations of $8 million and $12 million for the three months ended March 31, 2007 and 2006, respectively

(3)	Represents transaction costs of $4 million net of non-controlling interests of $2 million for the three months ended March 31, 2007

(4)	Net of non-controlling interests of $5 million for the three months ended March 31, 2007 (March 31, 2006 — nil)
After providing for preferred share dividends, our funds from operations per diluted share, excluding gains, is calculated as follows:

	Three months ended March 31
(Millions, except per share amounts)	2007	2006

Funds from operations	$129	$103
Preferred share dividends	(1)	(1)

	$128	$102

Weighted average shares outstanding — diluted	267.2	233.2
Funds from operations per share — diluted	$0.48	$0.44

Funds from operations was $0.48 per share during the three months ended March 31, 2007 compared with $0.44 per share during the same period in 2006.
REVENUE
The components of revenue are as follows:

	Three months ended March 31
(Millions)	2007	2006

Total commercial property revenue	$521	$292
Revenue from residential development operations	111	89

	632	381
Interest and other income	9	13

Total	$641	$394

Brookfield Properties Corporation	27

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income totaled $317 million in the three months ended March 31, 2007 compared with $170 million during the same period in 2006.
The components of commercial property net operating income from continuing operations are as follows:

	Three months ended March 31
(Millions)	2007	2006

Commercial property revenue
Revenue from current properties	$465	$279
Straight-line rental income	15	4
Intangible amortization	33	3

Revenue from continuing operations	513	286
Recurring fee income	8	6

Total commercial property revenue	521	292
Property operating costs	(204)	(122)

Commercial property net operating income	$317	$170

Our Direct net operating income as well as our net operating income from our Funds for the first quarter of 2007 and 2006 is as follows:

	Three months ended March 31
(Millions)	2007	2006

Direct
Same property	$160	$154
Properties acquired	5	1
Recurring fee income	6	5

	171	160
U.S. Fund
Properties acquired	135	—
Recurring fee income(1)	—	—

	135	—
Canadian Fund
Same property	9	9
Recurring fee income	2	1

	11	10

Total commercial property net operating income	$317	$170

(1)	Fee income is eliminated on consolidation
The components of commercial property net operating income from discontinued operations are as follows:

	Three months ended March 31
(Millions)	2007	2006

Revenue from discontinued operations	$3	$5
Property operating expenses	(2)	(2)

Net operating income from discontinued operations	$1	$3

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes. Revenue from commercial properties totaled $521 million during the three months ended 2007 compared with $292 million during the same period in 2006. The increases are primarily a result of the Trizec acquisition as well as the acquisitions in our Washington, D.C. portfolio that took place subsequent to the first quarter of 2006.
Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. GAAP requires that these increases be recorded on a straight-line basis over the life of the lease. For the three months ended March 31, 2007, we recognized $15 million of straight-line rental revenue, as compared to $4 million during the same period in 2006.
Commercial property operating costs which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses were $204 million during the first quarter of 2007, as compared to $122 million during the first quarter of 2006.

Q1/2007 Interim Report	28

The primary reason for the increase was the acquisition of Trizec in the fourth quarter of 2006, as well as the acquisitions of One Bethesda and 601 & 701 South 12th Street in Washington D.C. in the second and third quarters of 2006, respectively offset by the sale of six properties from the O&Y portfolio in the second quarter of 2006 and three properties sold in Canada in the first quarter of 2007. The acquisitions accounted for approximately $87 million of the increase in 2007.
Substantially all of our leases are net leases in which the lessee is required to pay their proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently leasing activity is the principal contributor to the change in same property net operating income. During the first quarter of 2007, occupancy increased due to lease-ups in Lower Manhattan, Washington, D.C., and Denver as compared to the first quarter of 2006. At March 31, 2007, average in-place net rent throughout the portfolio was $22 per square foot.
The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at March 31, 2007:

		Avg.	Avg. In-Place	Avg. Market
	Total Area	Lease Term	Net Rent	Net Rent
	(000’s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown	6,334	11.5	$34	$84
Lower Manhattan	13,182	8.6	27	40
Boston, Massachusetts	2,163	5.8	28	33
Washington, D.C.	6,771	6.7	24	35
Houston, Texas	6,958	5.1	11	18
Los Angeles, California	10,672	5.0	19	25
Toronto, Ontario	11,042	6.9	21	23
Calgary, Alberta	7,845	6.3	19	29
Ottawa, Ontario	2,780	6.2	15	14
Denver, Colorado	1,795	7.9	17	21
Minneapolis, Minnesota	3,008	6.9	9	15
Other	1,845	8.2	10	17

Total(1)	74,395	6.9	$22	$33

(1)	Excludes developments
Our total portfolio occupancy rate increased by 40 basis points to 95.0% at March 31, 2007 compared with 94.6% at March 31, 2006 primarily due to the recent improved leasing environment across almost all of our markets, particularly Three World Financial Center in lower Manhattan, as well as the acquisitions of One Bethesda and 601 & 701 South 12th Street in Washington, D.C., offset by the acquisition of the Trizec portfolio.
A summary of occupancy levels for the first quarter in each of the past two years is as follows:

	March 31, 2007		March 31, 2006
	Total	%	Total	%
(Thousands of square feet)	Sq. Ft.	Leased	Sq. Ft.	Leased

New York, New York
Midtown	6,334	97.3	2,786	99.7
Lower Manhattan	13,182	96.2	9,667	92.6

Total New York, New York	19,516	96.5	12,453	94.2
Boston, Massachusetts	2,163	94.3	2,163	91.9
Washington, D.C.	6,771	94.6	1,725	97.0
Houston, Texas	6,958	93.6	—	—
Los Angeles, California	10,672	86.7	—	—
Toronto, Ontario	11,042	97.4	12,283	93.7
Calgary, Alberta	7,845	99.9	8,936	99.0
Ottawa, Ontario	2,780	99.0	2,937	99.7
Denver, Colorado	1,795	97.0	1,795	88.1
Minneapolis, Minnesota	3,008	89.9	3,008	88.8
Other	1,845	94.1	2,095	91.7

Total(1)	74,395	95.0	47,395	94.6

(1)	Excludes developments

29	Brookfield Properties Corporation

During the three months ended March 31, 2007, we leased 1.6 million square feet of space at an average leasing net rent of $23 per square foot. This included 0.8 million square feet of new leases and 0.8 million square feet of renewals. Expiring net rent for the portfolio averaged $17 per square foot.
The details of our leasing activity for the three months ended March 31, 2007 is as follows:

	Dec. 31, 2006		Activities During the Three Months Ended March 31, 2007						Mar. 31, 2007
	Total			Average		Year One	Average
	Sq.			Expiring		Leasing	Leasing	Acq./	Total
(Thousands of sq. ft.)	Ft.(1)	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Sq. Ft.(1)	Leased

New York, New York
Midtown	6,334	6,228	(164)	$25	27	$56	$57	—	6,334	6,091
Lower Manhattan	13,182	12,623	(82)	13	213	26	26	—	13,182	12,754
Boston, Massachusetts	2,163	2,021	(88)	34	122	25	28	—	2,163	2,055
Washington, D.C.	6,771	6,632	(267)	14	96	19	21	—	6,771	6,461
Los Angeles, California	10,672	9,597	(196)	15	138	16	17	—	10,672	9,539
Houston, Texas	6,958	6,622	(326)	8	265	11	11	—	6,958	6,561
Toronto, Ontario	12,283	11,840	(343)	18	388	19	20	(1,090)	11,042	10,795
Calgary, Alberta	7,845	7,830	(267)	22	274	33	33	—	7,845	7,837
Ottawa, Ontario	2,939	2,924	(1)	8	—	—	—	(160)	2,780	2,763
Denver, Colorado	1,795	1,739	(2)	13	19	18	18	—	1,795	1,756
Minneapolis, Minnesota	3,008	2,741	(6)	12	21	17	17	—	3,008	2,756
Other	1,845	1,783	(66)	14	46	20	21	—	1,845	1,763

Total	75,795	72,580	(1,808)	$17	1,609	$22	$23	(1,250)	74,395	71,131

(1)	Excludes developments
Acquisitions
The value created in our mature commercial properties provides us with the opportunity to generate additional gains and a potential source of capital available to reinvest in other assets at higher returns. The acquisition of the Trizec portfolio as well as One Bethesda and 601 & 701 South 12th Street in greater Washington, D.C. contributed an additional $140 million to net operating income for the three months ended March 31, 2007.
Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves as a cashflow supplement to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. and Brookfield LePage Johnson Controls. Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 25 years and manages in excess of 47,000 units in over 250 condominium corporations. Brookfield Properties LePage Facilities Management, one of the largest facilities management operations in Canada, is owned 40% by Brookfield Properties in partnership with Johnson Controls. This joint venture, which is equity accounted, manages close to 80 million square feet of premises for major corporations and government.
The details of our fee income are as follows:

	Three months ended March 31
(Millions)	2007	2006

Property management, leasing, project management and other fees	$4	$3
Brookfield Residential Services Ltd. fees	4	3
Brookfield LePage Johnson Controls	—	—

Total	$8	$6

The generation of fee income is not viewed as a separate segmented business activity; however, with the establishment of our office funds, the associated fees represent an important area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

Q1/2007 Interim Report	30

RESIDENTIAL DEVELOPMENT OPERATIONS
Our residential development operations are located in five markets: Alberta, Ontario, Colorado, Texas and Kansas City. Most of our land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices.
Our residential development operations contributed $42 million of pre-tax income during the first three months of 2007, as compared to $25 million during the same period in 2006. These increases are due to an increase in operating margins which is attributable to the low cost basis of our land inventory offset by a decrease in volume due to longer housing build-out times. Longer housing build-out times are a result of both labor and material shortages in Alberta and a housing slowdown in the U.S.
The components of residential development net operating income are as follows:

	Three months ended March 31
(Millions)	2007	2006

Sales revenue	$111	$89
Operating costs	(69)	(64)

Total	$42	$25

Lot sales for the first quarter of the past two years and the related revenue earned are as follows:

	Lot Sales		Lot Sales Revenue		Average Lot Sales Revenue
	(Units)		(Millions)		(Thousands)
Three months ended March 31	2007	2006	2007	2006	2007	2006

Alberta	549	678	$75	$59	$137	$87
Colorado	4	31	—	2	—	65
Kansas City	1	—	—	—	—	—

Total	554	709	$75	$61	$136	$86

Home sales for the first quarter of the past two years and the related revenue earned are as follows:

	Home Sales		Home Sales Revenue		Average Home Sales Revenue
	(Units)		(Millions)		(Thousands)
Three months ended March 31	2007	2006	2007	2006	2007	2006

Alberta	141	113	$32	$19	$227	$168
Ontario	14	35	4	9	286	257

Total	155	148	$36	$28	$232	$189

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs increased to $69 million during the first three months of 2007 from $64 million during the same period in 2006. These increases are a result of our expanded operations leading to a decrease in unit sales from inflationary pressures due to a high demand and limited supply of labor market.
INTEREST AND OTHER INCOME
Interest and other income includes interest charged on real estate mortgages and residential receivables, interest received on cash balances, and transactional gains. Interest and other income decreased to $9 million during the first three months of 2007 compared with $13 million during the same period in 2006 primarily due to a gain recognized on the sale of securities in the first quarter of 2006.
INTEREST EXPENSE
Commercial property debt
Interest expense relating to commercial property debt increased to $173 million in the first quarter of 2007 from $73 million during the first quarter of 2006. This increase relates to additional interest carry on the Trizec portfolio and Washington, D.C. acquisitions.
Capital securities — corporate
Interest expense on capital securities — corporate relates to preferred share dividends reclassified to interest expense. This amount increased to $15 million in the first three months of 2007 from $14 million during the same period in 2006 due to foreign exchange fluctuations.

31	Brookfield Properties Corporation

Capital securities — fund subsidiaries
Interest expense on capital securities — fund subsidiaries represents expenses incurred on our investment in the U.S. Office Fund as follows:

	Three months ended March 31
(Millions)	2007	2006

Interest on debt securities	$7	—
Interest on redeemable equity interests	6	—

	13	—
Non-cash component(1)	(22)	—

Total	$(9)	—

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative costs during the three months ended March 21, 2007 increased to $29 million from $15 million during the same period in 2006 due to expansion of our asset management platform including the acquisition of the Trizec portfolio in the fourth quarter of 2006, as well as inflationary and competitive pressures on salaries. Included in general and administrative expenses is $4 million (2006 — $3 million) of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd.
TRANSACTION COSTS
Transaction costs represent $4 million of costs incurred related to the Trizec merger. These costs included merger integration costs and employee transition costs. Net of non-controlling interests, our share of these costs was $2 million.
NON-CONTROLLING INTERESTS
Fund subsidiaries
Our non-controlling interests in our fund subsidiaries is as follows:

	Three months ended March 31
(Millions)	2007	2006

Non-controlling interests	$4	—
Non-cash component(1)	(14)	—

Total	$(10)	—

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
Other subsidiaries
Non-controlling interests consists of earnings attributable to interests not owned by Brookfield Properties in BPO Properties and Brookfield Financial Properties, as well as dividends on shares issued by BPO Properties and our 100%-owned subsidiaries.
For the three months ended March 31, 2007, dividends paid on shares issued by our subsidiaries was $3 million, consistent with the same period in 2006.
Non-controlling interests in subsidiary earnings was $6 million in the first quarter of 2007 compared with $1 million in the first quarter of 2006.
The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Properties:

		Three months ended March 31
(Millions)	Type	2007	2006

BPO Properties	Redeemable preferred shares(1)	$3	$3
BPO Properties	Participating interests	6	1
Brookfield Financial Properties	Participating interests	—	—

Total		$9	$4

(1)	Non-participating
DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation for the three months ended March 31, 2007 increased by $82 million to $126 million from $44 million during the same period in 2006. The majority of this increase was due to the addition of the Trizec portfolio in the fourth quarter of 2006 and the Washington, D.C. properties in the first and second quarters of 2006.

Q1/2007 Interim Report	32

DISCONTINUED OPERATIONS
During the first quarter of 2007, we sold our 50% interest in Atrium on Bay in Toronto as well as our 25% interest in both 2200 Walkley and 2204 Walkley in Ottawa. As a result of these sales, we recognized a gain of $47 million. Excluding this gain, income attributable to discontinued operations was $1 million for the three months ended March 31, 2007.
During the first quarter of 2006, we sold our 100% interest in the World Trade Center Denver (“WTD”) and recognized a gain of $30 million. Excluding this gain, income attributable to discontinued operations was nil for the three months ended March 31, 2006.
The following table summarizes the income from discontinued operations:

	Three months ended March 31
(Millions)	2007	2006

Revenue from discontinued operations	$3	$5
Operating expenses	(2)	(2)

	1	3
Interest expense	—	(2)

Funds from operations — discontinued operations	1	1
Depreciation and amortization	—	(1)

Income from discontinued operations before gains	$1	$—
Gain on sale of commercial properties	47	30
Taxes related to gain on sale	(8)	(12)

Income from discontinued operations	$40	$18

33	Brookfield Properties Corporation

SEGMENTED INFORMATION
The company and its subsidiaries operate in the U.S. and Canada within the commercial property and the residential development businesses. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver and Minneapolis in the U.S., and Toronto, Calgary and Ottawa in Canada. Approximately 80% of our commercial property net operating income is derived from the U.S. Our residential development operations are focused in five markets: Alberta and Ontario in Canada and Colorado, Texas and Kansas City in the U.S. Details of the segmented financial information for our principal areas of business are as follows:

	Commercial				Residential
	United States		Canada		Development		Total
	Mar. 31	Dec. 31	Mar. 31	Dec. 31	Mar. 31	Dec. 31	Mar. 31	Dec. 31
(Millions)	2007	2006	2007	2006	2007	2006	2007	2006

Assets
Commercial properties	$13,033	$13,136	$2,162	$2,151	$—	$—	$15,195	$15,287
Development properties	520	433	321	302	792	706	1,633	1,441
Receivables and other	490	516	165	213	223	245	878	974
Intangible assets	809	799	51	54	—	—	860	853
Restricted cash and deposits	421	497	1	10	7	—	429	507
Cash and cash equivalents	112	166	110	21	4	1	226	188
Assets related to discontinued operations	—	—	7	64	—	—	7	64

Total	$15,385	$15,547	$2,817	$2,815	$1,026	$952	$19,228	$19,314

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2007	2006	2007	2006	2007	2006	2007	2006

Revenues	$414	$188	$107	$104	$111	$89	$632	$381
Expenses	160	75	44	47	69	64	273	186

Net operating income	254	113	63	57	42	25	359	195
Interest and other income	4	5	3	6	2	2	9	13

	258	118	66	63	44	27	368	208
Interest expense
Commercial property debt	162	60	11	13	—	—	173	73
Capital securities — corporate	2	1	13	13	—	—	15	14
Capital securities — fund subsidiaries	(9)	—	—	—	—	—	(9)	—
General and administrative	19	9	10	6	—	—	29	15
Transaction costs	4	—	—	—	—	—	4	—
Non-controlling interests
Fund subsidiaries	(10)	—	—	—	—	—	(10)	—
Other subsidiaries	—	—	9	4	—	—	9	4
Depreciation and amortization	106	25	20	19	—	—	126	44

Income before unallocated costs	(16)	23	3	8	44	27	31	58
Future income taxes							18	27

Net income from continuing operations							$13	$31
Discontinued operations	—	18	40	—	—	—	40	18

Net income							$53	$49

Q1/2007 Interim Report	34

QUARTERLY RESULTS
The 2007, 2006 and 2005 results by quarter are as follows:

	2007	2006				2005(1)
(Millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenue	$641	$680	$428	$421	$394	$469	$373	$357	$330

Commercial property operations	317	313	180	177	170	190	158	161	165
Residential development operations	42	51	37	31	25	45	24	24	13
Interest and other	9	14	9	8	13	6	10	10	11

	368	378	226	216	208	241	192	195	189
Expenses
Interest(2)	188	207	96	93	87	85	83	80	79
Interest — capital securities — fund subsidiaries	(9)	(19)	—	—	—	—	—	—	—
General and administrative	29	23	15	14	15	15	11	11	11
Transaction costs	4	15	—	—	—	—	—	—	—
Non-controlling interests
Fund subsidiaries	(10)	(14)	—	—	—	—	—	—	—
Other subsidiaries	9	4	7	6	4	4	4	5	3
Depreciation and amortization	126	136	50	51	44	46	40	40	35
Future income taxes	18	4	23	37	27	42	22	19	20

Net income from continuing operations	$13	$22	$35	$15	$31	$49	$32	$40	$41

Discontinued operations	40	(1)	—	15	18	(2)	1	1	2

Net income	$53	$21	$35	$30	$49	$47	$33	$41	$43

Net income per share — basic
Continuing operations	$0.05	$0.08	$0.14	$0.08	$0.13	$0.21	$0.14	$0.17	$0.18
Discontinued operations	0.15	—	—	0.06	0.08	(0.01)	—	0.01	—

	$0.20	$0.08	$0.14	$0.14	$0.21	$0.20	$0.14	$0.18	$0.18

Net income per share — diluted
Continuing operations	$0.05	$0.08	$0.14	$0.07	$0.13	$0.21	$0.14	$0.16	$0.17
Discontinued operations	0.15	—	—	0.06	0.08	(0.01)	—	0.01	0.01

	$0.20	$0.08	$0.14	$0.13	$0.21	$0.20	$0.14	$0.17	$0.18

Funds from operations per share — diluted
Continuing operations	$0.48	$0.51	$0.46	$0.43	$0.44	$0.59	$0.39	$0.42	$0.41
Discontinued operations	—	0.01	—	0.02	—	—	0.02	0.01	0.01
Property disposition gains	0.16	—	—	0.06	0.13	—	—	—	—

	$0.64	$0.52	$0.46	$0.51	$0.57	$0.59	$0.41	$0.43	$0.42

(1)	Per share amounts include the effect of the three-for-two common stock split on March 31, 2005

(2)	Includes interest on capital securities — corporate

35	Brookfield Properties Corporation

PART III — U.S. OFFICE FUND SUPPLEMENTAL INFORMATION
During 2006, we established and fully invested a U.S. Office Fund. This Fund was created as a single purpose fund to acquire the Trizec portfolio. We successfully completed the acquisition of the Trizec portfolio, along with our joint venture partner, The Blackstone Group, in the fourth quarter of 2006 for $7.6 billion.
The U.S. Office Fund now consists of 58 commercial properties totaling 29 million square feet and six development sites totaling 5.4 million square feet in New York, Washington, D.C., Houston and Los Angeles. The following represents our portfolio as of March 31, 2007:

								Brookfield
								Properties’
	Number					Total	Owned	Owned
	of	Leased	Office	Retail	Parking	Area	Interest	Interest
	Properties	%	000’s Sq.Ft.	000’s Sq.Ft.	000’s Sq.Ft.	000’s Sq. Ft.	%(1)	000’s Sq. Ft.(1)

COMMERCIAL PROPERTIES
New York
The Grace Building	1	97.7	1,499	20	—	1,519	49.9	758
One New York Plaza	1	98.7	2,426	33	—	2,459	100	2,459
Newport Tower	1	74.2	1,028	34	—	1,062	100	1,062
1065 Avenue of the Americas	1	87.6	625	40	—	665	99	658
1411 Broadway	1	90.8	1,074	39	36	1,149	49.9	573
1460 Broadway	1	92.1	206	9	—	215	49.9	107

	6	92.3	6,858	175	36	7,069		5,617
Washington, D.C.
1225 Connecticut Avenue	1	98.0	195	22	52	269	100	269
1200 K Street	1	100.0	366	24	44	434	100	434
1250 23rd Street	1	100.0	116	—	16	132	100	132
1250 Connecticut Avenue	1	99.5	152	20	26	198	100	198
1400 K Street	1	97.7	178	12	34	224	100	224
2000 L Street	1	99.4	308	75	—	383	100	383
2001 M Street	1	99.6	190	39	35	264	98	259
2401 Pennsylvania Avenue	1	93.6	58	19	16	93	100	93
Bethesda Crescent	3	99.9	241	27	68	336	100	336
One Reston Crescent	1	100.0	185	—	—	185	100	185
Silver Springs Metro Plaza	3	96.6	640	47	84	771	100	771
Sunrise Tech Park	4	93.2	315	1	—	316	100	316
Two Ballston Plaza	1	95.2	204	19	—	223	100	223
Victor Building	1	47.6	298	45	—	343	49.9	171
1550 & 1560 Wilson Blvd	2	83.9	226	32	76	334	100	334

	23	92.7	3,672	382	451	4,505		4,328
Houston
Allen Center
One Allen Center	1	97.2	913	79	—	992	100	992
Two Allen Center	1	96.8	987	9	—	996	100	996
Three Allen Center	1	93.7	1,173	22	—	1,195	100	1,195
Cullen Center
Continental Center I	1	97.0	1,048	50	411	1,509	100	1,509
Continental Center II	1	82.1	428	21	81	530	100	530
KBR Tower	1	87.3	985	63	254	1,302	50	651
500 Jefferson Street	1	96.0	351	39	44	434	100	434

	7	93.6	5,885	283	790	6,958		6,307
Los Angeles
601 Figueroa	1	55.7	1,037	2	123	1,162	100	1,162
Bank of America Plaza	1	94.0	1,383	39	343	1,765	100	1,765
Ernst & Young Tower	1	87.5	910	335	391	1,636	100	1,636
Landmark Square	1	91.3	420	23	212	655	100	655
Marina Towers	2	95.2	356	25	87	468	50	234
5670 Wilshire Center	1	91.2	390	19	—	409	100	409
6060 Center Drive	1	88.7	242	15	113	370	100	370
6080 Center Drive	1	89.6	288	—	163	451	100	451
6100 Center Drive	1	96.6	286	—	168	454	100	454
701 B Street	1	80.7	529	37	—	566	100	566
707 Broadway	1	79.8	181	—	128	309	100	309
9665 Wilshire Blvd	1	100.0	162	—	64	226	100	226
Howard Hughes Spectrum	1	100.0	37	—	—	37	100	37
Howard Hughes Tower	1	99.8	316	2	141	459	100	459
Northpoint	1	99.6	103	—	45	148	100	148
Arden Towers at Sorrento	4	80.2	548	54	—	602	100	602
Westwood Center	1	100.0	291	25	—	316	100	316
World Savings Center	1	99.1	464	14	161	639	100	639

	22	86.7	7,943	590	2,139	10,672		10,438

TOTAL COMMERCIAL PROPERTIES	58	90.8	24,358	1,430	3,416	29,204		26,690

(1)	Represents the company’s consolidated interest before non-controlling interests

Q1/2007 Interim Report	36

				Brookfield
				Properties’
	Number	Total	Owned	Owned
	of	Area	Interest	Interest
	Sites	000’s Sq. Ft.	%(1)	000’s Sq. Ft.(1)

DEVELOPMENT PROPERTIES
Washington, D.C.
Reston Crescent	1	1,000	100	1,000
Waterview	1	930	25	233

	2	1,930		1,233
Houston
Four Allen Center	1	1,267	100	1,267
1500 Smith Street	1	800	100	800
Allen Center Gateway	1	700	100	700
Allen Center Garage	1	700	100	700

	4	3,467		3,467

TOTAL DEVELOPMENT PROPERTIES	6	5,397		4,700

(1)	Represents the company’s consolidated interest before non-controlling interests
Our 45% economic interest in the Trizec portfolio was initially purchased for $857 million, after the assumption of debt and acquisition financing totaling $3.7 billion.
At March 31, 2007, the impact of our investment in the U.S. Office Fund can be summarized as follows:

		Statement of
(Millions)	Balance Sheet	Income

New York, New York	$2,554	$47
Washington, D.C.	1,241	25
Houston, Texas	934	20
Los Angeles, California	2,659	43

	7,388	135
Development properties	294	—

Total book value / Net operating income	7,682	135
Property specific and subsidiary debt / Interest expense	(5,802)	(96)
Partner capital (debt and equity) / Interest expense and non-controlling interests	(1,042)	(19)

Total	838	20
Other assets, net / Interest and other income	(58)	2

Invested capital / Funds from operations(1)	$780	$22

(1)	Fees paid by the Fund to Brookfield Properties are eliminated on consolidation. A total of $7 million of fees were paid to Brookfield Properties which resulted in a reduction of non-controlling interests expense of $3 million representing the net fees earned from partners.
The U.S. Office Fund contributed $219 million of commercial property revenue and $135 million of net operating income during the three months ended March 31, 2007 as follows:

(Millions)	Three months ended March 31, 2007

Commercial property revenue
Revenue from current properties	$175
Straight-line rental income	14
Intangible amortization	30

Revenue from continuing operations	219
Recurring fee income	—

Total commercial property revenue	219
Property operating costs	(84)

Commercial property net operating income	$135

37	Brookfield Properties Corporation

SUMMARY OF INVESTMENT
The following summarizes our investment in the U.S. Office Fund as at March 31, 2007:

			Brookfield Properties’			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000's Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Commercial properties
New York, New York	6	7,069	5,617	$2,554	$713	$1,841
Washington, D.C.	23	4,505	4,328	1,241	208	1,033
Houston, Texas	7	6,958	6,307	934	—	934
Los Angeles, California	22	10,672	10,438	2,659	430	2,229
Corporate U.S. Fund debt	—	—	—	—	4,174	(4,174)

	58	29,204	26,690	7,388	5,525	1,863
Development sites
Washington, D.C.	2	1,930	1,233	89	37	52
Houston, Texas	4	3,467	3,467	205	240	(35)

	6	5,397	4,700	294	277	17

Total before transaction costs	64	34,601	31,390	$7,682	$5,802	$1,880

Transaction costs	—	—	—	—	(18)	18

Total	64	34,601	31,390	$7,682	$5,784	$1,898

(1)	Represents the company’s consolidated interest before non-controlling interests
Debt relating to the U.S. Office Fund totaled $5.8 billion at March 31, 2007. The details are as follows:

				Brookfield
				Properties’
				Consolidated
Property	Location	Interest Rate %	Maturity Date	Share (Millions)	Mortgage Details

2000 L Street	Washington	6.26	2007	$56	Non-recourse, fixed rate
Bethesda Crescent	Washington	7.07	2008	34	Non-recourse, fixed rate
Two Ballston Plaza	Washington	6.91	2008	26	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	6.47	2008	58	Non-recourse, floating rate
Waterview(1)	Washington	6.99	2009	37	Non-recourse, floating rate
1460 Broadway	New York	5.11	2012	12	Non-recourse, fixed rate
Four Allen Center(1)	Houston	5.77	2013	240	Non-recourse, fixed rate
Grace Building	New York	5.54	2014	194	Non-recourse, fixed rate
1411 Broadway	New York	5.50	2014	111	Non-recourse, fixed rate
2001 M Street	Washington	5.25	2014	45	Non-recourse, fixed rate
Bank of America Building	Los Angeles	5.31	2014	237	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	2014	114	Non-recourse, fixed rate
One New York Plaza	New York	5.50	2016	396	Non-recourse, fixed rate
Victor Building	Washington	5.39	2016	47	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	2016	21	Non-recourse, fixed rate
Mezzanine debt	—	7.83	2011	3,102	Non-recourse, floating rate
CMBS Pool debt	—	6.07	2011	600	Non-recourse, floating rate
CMBS Pool debt	—	6.83	2008/2011	472	Non-recourse, fixed rate

Total		6.95		$5,802

(1)	Development debt

Q1/2007 Interim Report	38

PART IV — CANADIAN OFFICE FUND SUPPLEMENTAL INFORMATION
During 2005, we established and fully invested a Canadian Office Fund. This Fund was created as a single purpose fund to acquire the O&Y portfolio. We successfully completed the acquisition of the O&Y portfolio in the fourth quarter of 2005 for $1.8 billion.
The Canadian Office Fund, at the time of acquisition, consisted of 27 commercial properties totaling 11 million square feet in Toronto, Calgary, Ottawa, Edmonton and Winnipeg. However, certain of these properties were disposed of in the second quarter of 2006 as well as in the first quarter of 2007 and the Canadian Fund now consists of 17 commercial properties totaling 10 million square feet primarily in Toronto, Calgary, Ottawa and Edmonton.
The following represents our Canadian Office Fund portfolio as of March 31, 2007:

								Brookfield
								Properties’
	Number					Total	Owned	Owned
	of	Leased	Office	Retail	Parking	Area	Interest	Interest
	Properties	%	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	%(1)	000’s Sq. Ft.(1)

COMMERCIAL PROPERTIES
Toronto
First Canadian Place	1	97.3	2,379	232	170	2,781	25	695
2 Queen St. E	1	98.6	448	16	81	545	25	136
151 Yonge St.	1	96.8	289	10	72	371	25	93
18 King St. E	1	95.8	219	9	23	251	25	63
2 St. Clair Ave. W	1	95.6	219	12	68	299	25	75
40 St. Clair Ave. W	1	97.3	117	4	28	149	25	37

	6	97.2	3,671	283	442	4,396		1,099
Calgary
Gulf Canada Square	1	99.8	1,047	73	21	1,141	25	285
Altius Centre	1	100.0	303	3	72	378	25	95

	2	99.9	1,350	76	93	1,519		380
Ottawa
Place de Ville I	2	99.0	569	18	502	1,089	25	272
Place de Ville II	2	98.5	591	19	433	1,043	25	261
Jean Edmonds Towers	2	99.7	540	13	95	648	25	162

	6	99.0	1,700	50	1,030	2,780		695
Other Commercial
Canadian Western Bank, Edmonton	1	96.8	375	31	91	497	25	124
Enbridge Tower, Edmonton	1	100.0	179	4	30	213	25	53
4342 Queen Street, Niagara Falls	1	68.6	149	—	60	209	25	52

	3	91.9	703	35	181	919		229

TOTAL COMMERCIAL PROPERTIES	17	97.6	7,424	444	1,746	9,614		2,403

(1)	Represents the company’s consolidated interest before non-controlling interests

				Brookfield
				Properties’
	Number	Total	Owned	Owned
	of	Area	Interest	Interest
	Sites	000’s Sq. Ft.	%(1)	000’s Sq. Ft.(1)

DEVELOPMENT PROPERTIES
Ottawa
300 Queen Street	1	500	25	125

TOTAL DEVELOPMENT PROPERTIES	1	500		125

(1)	Represents the company’s consolidated interest before non-controlling interests

39	Brookfield Properties Corporation

At March 31, 2007, the impact of our investment in the Canadian Office Fund can be summarized as follows:

		Statement of Income
(Millions)	Balance Sheet	2007	2006

Toronto, Ontario	$246	$5	$5
Calgary, Alberta	76	2	2
Ottawa, Ontario	89	2	2
Edmonton, Alberta and other	18	—	—

	429	9	9
Development properties	3	—	—

Total book value/Net operating income	432	9	9
Property specific and subsidiary debt/Interest expense	(195)	(2)	(2)

Total	237	7	7
Properties related to discontinued operations(1)	—	1	1
Other assets, net	(53)	—	—

Net investment/Funds from operations prior to fee income	184	8	8
Fee income	—	2	1

Invested capital/Funds from operations	$184	$10	$9

(1)	Includes assets classified as discontinued operations
The Canadian Office Fund contributed $20 million of commercial property revenue and $11 million of net operating income from continuing operations during the three months ended March 31, 2007 (2006 — $19 million and $10 million, respectively) as follows:

	Three months ended March 31
(Millions)	2007	2006

Commercial property revenue
Revenue from current properties	$16	$16
Straight-line rental income	—	—
Intangible amortization	2	2

Revenue from continuing operations	18	18
Recurring fee income	2	1

Total commercial property revenue	20	19
Property operating costs	(9)	(9)

Commercial property net operating income	$11	$10

SUMMARY OF INVESTMENT
The following summarizes our investment in the Canadian Office Fund as at March 31, 2007:

			Brookfield Properties’			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Commercial properties
Toronto, Ontario	5	4,145	1,036	$246	$92	$154
Calgary, Alberta	2	1,519	380	76	48	28
Ottawa, Ontario	6	2,780	695	89	46	43
Other	3	919	229	18	9	9

Continuing operations	16	9,363	2,340	429	195	234
Discontinued operations	1	251	63	5	4	1

	17	9,614	2,403	434	199	235
Development sites
Ottawa, Ontario	1	500	125	3	—	3

Total	18	10,114	2,528	$437	$199	$238

(1)	Represents the company’s consolidated interest before non-controlling interests

Q1/2007 Interim Report	40

Debt relating to the Canadian Office Fund totaled $199 million at March 31, 2007. The details are as follows:

				Brookfield Properties’
		Interest	Maturity	Consolidated Share
Property	Location	Rate %	Date	(Millions)	Mortgage Details

First Canadian Place	Toronto	8.06	2009	$60	Non-recourse, fixed rate
O&Y portfolio debt(1)	—	Various	2007	139	Various terms

Total				$199

(1)	Includes $4 million of debt associated with discontinued operations

41	Brookfield Properties Corporation

PART V — RISKS AND UNCERTAINTIES
Brookfield Properties’ financial results are impacted by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.
Our strategy is to invest in premier assets which generate sustainable streams of cashflow. While high quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.
The following is a review of the material factors and the potential impact these factors may have on the company’s business operations. A more detailed description of the business environment and risks is contained in our Annual Information Form which is posted on our website.
PROPERTY RELATED RISKS
Commercial properties
Our strategy is to invest in high quality core office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings — see “Credit Risk” below) which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.
Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues is an effective mitigate to these risks.
As owners and managers of premier office properties, lease roll-overs also present a risk factor, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.
Residential developments
The markets within our residential development and home building operations have been favorable over the past five years with strong demand for well located building lots, particularly in Alberta. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions. Nonetheless, the residential home building and development industry is cyclical and may be affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and higher interest rates due to their impact on home buyers’ decisions. The conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in construction schedules and cost overruns.
INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will most effectively manage interest rate risk.
As outlined under “Capital Resources and Liquidity,” on page 25 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us, or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.
We have a floating rate bank credit facility of $350 million, the terms of which extend to 2009 and a floating rate term facility with Brookfield Asset Management of $300 million, the terms of which extend to 2008. At March 31, 2007, the balances were $47 million and nil,

Q1/2007 Interim Report	42

respectively. We also set up a floating rate term loan facility of $300 million, the terms of which extend to 2008, in order to aid in financing acquisitions. There is a risk that bank lenders will not refinance the facility on terms and conditions acceptable to us, or on any terms at all. As a mitigating factor, we have a one-year term extension option. Approximately 40% of the company’s outstanding debt at March 31, 2007 is floating rate debt (March 31, 2006 — 21%).
CREDIT RISK
Because we invest in mortgages from time to time, further credit risks arise in the event that borrowers default on the repayment of their mortgages to us. We endeavor to ensure that adequate security has been provided in support of such mortgages.
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 7.1% of total leasable area.
We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 11 of this MD&A.

43	Brookfield Properties Corporation

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

		Year of	000’s	% of
Tenant	Location	Expiry(1)	Sq.Ft.(2)	Sq. Ft.(2)	Credit Rating(3)

Rated
Merrill Lynch	New York/Toronto	2013	4,583	7.1%	AA-
Government of Canada	Toronto/Ottawa/Edmonton	2010	1,847	2.9%	AAA
Chevron U.S.A.	Houston	2018	1,725	2.7%	AA
CIBC	New York/Toronto/Calgary	2031	1,702	2.6%	A+
Wachovia	New York	2015	1,365	2.1%	AA-
RBC Financial Group	Five major markets	2018	1,183	1.8%	AA-
JPMorgan Chase	New York/Denver	2020	1,171	1.8%	AA-
Bank of Montreal	Toronto/Calgary	2020	1,128	1.8%	AA-
Petro-Canada	Calgary	2013	895	1.4%	BBB
Target Corporation	Minneapolis	2014	865	1.3%	A+
Goldman Sachs	New York	2011	865	1.3%	AA-
Continental Airlines	Houston	2009	695	1.1%	B
EnCana Corporation	Calgary	2017	694	1.1%	A-
Imperial Oil	Calgary	2011	633	1.0%	AAA
Devon Energy Production Company	Houston	2012	544	0.8%	BBB
Transportation Security Administration	Washington, D.C.	2014	540	0.8%	AAA
Talisman Energy	Calgary	2015	527	0.8%	BBB+
CP Rail	Calgary	2014	459	0.7%	BBB
Conoco Phillips	Calgary	2010	445	0.7%	A-
American Express	New York	2022	412	0.6%	A+
Enbridge Inc.	Calgary/Edmonton	2015	392	0.6%	A-
Pension Benefit Guaranty Corporation	Washington, D.C.	2018	386	0.6%	AAA
Fidelity Properties Inc.	New York/Boston	2009	381	0.6%	AA
Exxon Mobil Corporation	Houston	2007	374	0.6%	AAA
Amerada Hess Corporation	Houston	2011	371	0.6%	BBB-
Home Box Office, Inc.	New York	2019	371	0.6%	BBB+
Pepco Holdings Inc.	Washington, D.C.	2028	364	0.6%	BBB
United States Government	Washington, D.C./LA/Houston	2010	362	0.6%	AAA
Canadian Natural Resources	Calgary	2011	298	0.5%	BBB
Bank of Nova Scotia	New York	2014	255	0.4%	AA-
Kinder Morgan, Inc.	Houston	2020	226	0.3%	BB-
Anadarko Canada Corporation	Calgary	2011	212	0.3%	BBB-
Marsh Mercer	Toronto	2015	207	0.3%	BB+
Willis of New York	New York	2026	202	0.3%	BBB
Bank of America	Boston	2011	200	0.3%	AA+
Other government and related services	Various	Various	1,209	1.9%	BBB- or higher
Other investment grade	Various	Various	4,102	6.3%	BBB- or higher

			32,190	49.8%
Unrated
Kellogg, Brown & Root	Washington, D.C./Houston	2016	964	1.5%	—
Cadwalader, Wickersham & Taft	New York	2024	519	0.8%	—
Cleary, Gottlieb, Steen & Hamilton	New York	2012	446	0.7%	—
Ernst & Young	Washington, D.C./Los Angeles	2010	417	0.7%	—
Goodwin Procter	Boston	2016	411	0.6%	—
Fried, Frank & Harris	New York	2024	392	0.6%	—
Wellington Management Co.	Boston	2011	358	0.6%	—
The Capital Group Companies	Los Angeles	2018	326	0.5%	—
National Association of Securities Dealers	New York	2020	277	0.4%	—
Osler Hoskin & Harcourt LLP	Toronto	2015	270	0.4%	—
Bennett Jones	Calgary/Toronto	2010	237	0.4%	—
CI Investments Inc.	Toronto	2011	212	0.3%	—
KPMG	Toronto	2011	210	0.3%	—
The Boston Consulting Group	Boston/Washington, D.C./Toronto	2009	203	0.3%	—

Total			37,432	57.9%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From Standard & Poors, Moody’s or Dominion Bond Rating Service

Q1/2007 Interim Report	44

LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 6.8% of our leases mature annually over the next five years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 11 of this MD&A.
The following table sets out lease expiries, by square footage, for our portfolio at March 31, 2007:

	Currently	Remainder							2014 &
(000’s Sq. Ft.)	Available	2007	2008	2009	2010	2011	2012	2013	Beyond	Parking	Total

New York	671	205	490	1,046	989	364	842	5,142	9,450	317	19,516
Boston	108	61	310	40	175	394	36	30	733	276	2,163
Washington, D.C.	310	528	446	576	271	192	529	188	2,709	1,022	6,771
Los Angeles	1,133	441	758	563	982	976	1,223	587	1,870	2,139	10,672
Houston	397	281	668	151	923	587	1,294	523	1,344	790	6,958
Toronto	247	214	427	852	1,002	667	891	1,431	3,673	1,638	11,042
Calgary	8	46	210	295	915	1,653	500	1,303	1,871	1,044	7,845
Ottawa	17	140	52	34	2	—	4	952	549	1,030	2,780
Denver	39	53	50	9	100	89	78	128	746	503	1,795
Minneapolis	252	28	32	223	61	35	132	648	1,076	521	3,008
Other	82	85	49	83	176	143	93	85	604	445	1,845

	3,264	2,082	3,492	3,872	5,596	5,100	5,622	11,017	24,625	9,725	74,395
	5.0%	3.2%	5.4%	6.0%	8.7%	7.9%	8.7%	17.0%	38.1%	—	100.0%

Brookfield Properties’ portfolio has a weighted average lease life of seven years.
ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.
We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operation. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our financial condition or results of operation.
OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.
Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.
While the outlook for commercial office rents is positive in the long term, 2007 may not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of nine years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.
The company’s terrorism insurance program consists of coverage from third-party commercial insurers up to $500 million, as well as a wholly-owned subsidiary that the company has formed, Realrisk Insurance Corporation (“Realrisk”) to act as a captive insurance company. Realrisk provides limits for terrorism in two ways. For non-NBCR (Nuclear, Biological, Chemical and Radioactive) events that qualify under

45	Brookfield Properties Corporation

the Terrorism Risk Insurance Act of 2002 (“TRIA”), limits of $1 billion per occurrence are granted above the $500 million provided by third-party insurers. For NBCR events that qualify under TRIA, Realrisk provides for limits up to $1 billion per occurrence. For any TRIA certified event, Realrisk is responsible for a deductible equal to $400,000 plus 15% of the loss above such deductible. Since the limit with respect to our portfolio may be less than the value of the affected properties, terrorist acts could result in property damage that exceeds the limits available in our current coverage, which could result in significant financial losses to us due to the loss of capital invested in the property.
As a result of the merger with Trizec we acquired two wholly-owned captive insurance companies: Chapman Insurance LLC and Concordia Insurance LLC. The terrorism program for those buildings that we manage is contained in the applicable terrorism insurance program available from third party insurers, for limits of $100 million. This program also provides for a total of $200 million of coverage for non-certified acts of terrorism. Chapman and Concordia provide $400 million of TRIA coverage in addition to the $100 million mentioned above. For NBCR events that qualify under TRIA, Chapman and Concordia provides for limits up to $400 million per occurrence. For any TRIA certified event, Chapman and Concordia are responsible for their respective deductibles of $82,738 and $338,389 deductible equal to $400,000 plus 15% of the loss above such deductible.
In our land development operations, markets have been favorable over the past five years with strong demand for well-located residential lots. Our operations are concentrated in high growth areas which we believe to have positive demographic and economic conditions. Nonetheless, the home building and land development industry is cyclical in nature and may be significantly affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and higher interest rates due to their impact on home buyers’ decisions. These conditions can affect consumer behavior and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in the construction schedules and cost overruns.
FOREIGN EXCHANGE FLUCTUATIONS
While approximately 19% of our assets and 35% of our revenues originate in Canada, we have substantially matched our Canadian assets with Canadian liabilities. Furthermore, our U.S. and Canadian operations are self sustaining and we hedge our net investment in our Canadian operations. As a result, our operations have generally not been materially affected by the movement in the Canadian to U.S. dollar exchange rate.
DERIVATIVE FINANCIAL INSTRUMENTS
We utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in the cumulative translation account when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability or anticipated transaction to which they relate.
Derivatives that are not designated as hedges are carried at estimated fair values and gains and losses arising from changes in fair values are recognized in income as a component of interest and other income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.
At March 31, 2007, our use of derivative financial instruments was limited to the transactions identified below. Unrealized gains and losses, representing the fair value of such contracts, are determined in reference to the appropriate market rate for each contract at March 31st and are reflected in receivables and other assets or accounts payable and other liabilities, as appropriate, on the balance sheet.
In 2006, we entered into a series of interest rate cap contracts that are designated as hedges of interest rate exposure associated with variable rate debt issued in October 2006 in connection with the acquisition of Trizec. At March 31, 2007, there were contracts outstanding to cap the interest rate on a notional $3.1 billion of variable rate debt at 6% and $600 million of variable rate debt at 7% for a period of two years. The contracts have been recorded at fair value in Receivables and other with changes in fair value reported in other comprehensive income for the effective portion of the hedge. Gains or losses associated with the caps are reclassified from accumulated other comprehensive income to interest expense in the period the hedged interest payment occurs. The fair value of the contracts at March 31, 2007 was $1 million. The cost of these contracts was $3 million.
At March 31, 2007, we had foreign exchange contracts to sell a notional amount of C$800 million, maturing in June 2007, designated as hedges for accounting purposes to manage our foreign exchange risk in respect to our Canadian-denominated net assets. The fair value of these contracts at March 31, 2007 resulted in no gain or loss. Our self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$21 million, maturing in June 2007, which have not been designated as hedges for financial reporting purposes. The fair value of these contracts at March 31, 2007 resulted in no gain or loss.

Q1/2007 Interim Report	46

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

47	Brookfield Properties Corporation

PART VI — CRITICAL ACCOUNTING POLICIES AND ESTIMATES
CHANGES IN ACCOUNTING POLICIES
On January 1, 2007, we adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”) as described below. Except as noted in the following paragraph with regard to the reclassification of the cumulative translation amount, we adopted these standards prospectively; accordingly, comparative amounts for prior periods have not been restated.
(i) Comprehensive Income, CICA Handbook Section 1530
CICA Handbook Section 1530 requires presentation of Comprehensive income, which consists of Net Income and Other Comprehensive Income (“OCI”). Major components of other comprehensive income include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, net of the impact of related hedges, and changes in fair value of the effective portion of cash flow hedging instruments. As a result of adopting this standard, a Statement of Comprehensive Income and Accumulated Other Comprehensive Income, which includes other comprehensive income for the first quarter of 2007, has been included in our interim consolidated financial statements. The cumulative translation amount in respect of self-sustaining foreign operations has been reclassified to the opening balance of Accumulated Other Comprehensive Income (“AOCI”) for all periods presented.
(ii) Financial Instruments — Recognition and Measurement, CICA Handbook Section 3855
CICA Handbook Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This standard requires all financial assets and financial liabilities to be measured at fair value on initial recognition in the consolidated balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.
Financial assets and financial liabilities classified as trading are measured at fair value with changes in those fair values recognized in interest and other income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost, net of associated transaction cost, using the effective interest method. Available-for-sale financial assets are presented as receivables and other on our consolidated balance sheet and measured at fair value with changes in fair value, including foreign currency translation gains and losses, recognized in OCI.
Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contract. Changes in the fair value of derivative instruments are recognized in net income with the exception of derivatives designated in effective cash flow hedge relationships. Refer to Hedges section below.
(iii) Hedges, CICA Handbook Section 3865
CICA Handbook Section 3865 specifies the criteria that must be satisfied in order to apply hedge accounting and the accounting for permitted hedging strategies. We applies hedge accounting to derivative financial instruments in cash flow hedge relationships and to derivative and non-derivative financial instruments in hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedged or hedging item is sold or terminated.
In cash flow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net income. When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to net income in the periods when the variability in the cash flows of the hedged item affects net income. Gains and losses on derivatives are reclassified immediately to net income when the hedged item is sold or terminated.
In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts previously recognized in AOCI are recognized in net income when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment, or reduction in equity of the foreign operation as a result of dividend distributions.
Impact of adopting sections 1530, 3855 and 3865
We record financial assets in receivables and other, restricted cash and deposits and cash and cash equivalents. On adoption of the new financial instruments standards, receivables and other included financial assets classified as loans and receivables under Section 3855 and derivatives designated as cash flow hedges with a fair value of $1 million. Included in restricted cash and deposits is $246 million of short-term government securities classified as available-for-sale.
We record financial liabilities in commercial property debt, accounts payable and other liabilities, capital securities — corporate and capital securities — fund subsidiaries. On adoption of the new financial instruments standards, all of our financial liabilities were classified as other liabilities under Section 3855.

Q1/2007 Interim Report	48

In accordance with the transition provisions in the sections, the company has recorded the following transition adjustments in its consolidated interim financial statements:
(i) a reduction of $1 million, net of taxes, to opening retained earnings, representing changes in the carrying value of certain financial instruments as a result of applying the effective interest method and the ineffective portion of qualifying hedges in compliance with the measurement requirements of the new standards;
(ii) recognition in AOCI of $4 million, net of taxes, representing cumulative losses on the effective portion of the company’s cash flow hedges;
(iii) reclassified $56 million (2006 — $85 million) of cumulative gains on translation of subsidiaries from cumulative translation adjustment to AOCI.
FUTURE ACCOUNTING POLICY CHANGES [TO BE UPDATED]
Variability in Variable Interest Entities
On September 15, 2006, the Emerging Issues Committee issued Abstract No. 163, Determining the Variability to be Considered in Applying Acg-15 (“EIC 163”). EIC 163 provides additional clarification on how to analyze and consolidate VIEs. EIC 163 will be effective for us on April 1, 2007, however, the impact is not expected to be material to our consolidated financial position or results of operations.
Capital Disclosures
On December 1, 2006, the CICA issued Handbook Section 1535, Capital Disclosures. Section 1535 requires the disclosure of (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. Section 1535 will be effective for us in the first quarter of 2008.
Financial Instruments — Disclosures and Presentation
On December 1, 2006, the CICA issued two new accounting standards, Section 3862, Financial Instruments — Disclosures and Section 3863, Financial Instruments — Presentation. These standards replace Section 3861, Financial Instruments — Disclosure and Presentation and require additional disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. Sections 3862 and 3863 will be effective for us in the first quarter of 2008.
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.
RELATED-PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements.
At March 31, 2007, we had approximately $348 million (December 31, 2006 — $345 million) of indebtedness outstanding to our parent company, Brookfield Asset Management Inc. and its affiliate. Refer to page 20 of this MD&A for the composition of this debt. Interest expense related to this indebtedness, including preferred share dividends classified as interest expense in the consolidated financial statements, totaled $4 million for the three months ended March 31, 2007, compared to $4 million for the same period in 2006, and was recorded at the exchange amount. Additionally, included in rental revenues are amounts received from Brookfield Asset Management Inc., and its affiliates for the rental of office premises of $0.4 million for the three months ended March 31, 2007 (2006 — $1 million). These amounts have been recorded at the exchange amount.
ADDITIONAL INFORMATION
A supplementary information package with more detailed financial information is posted on Brookfield Properties’ website at www.brookfieldproperties.com and should be read in conjunction with this Interim Report.

Bryan Davis
Senior Vice President and Chief Financial Officer
April 27, 2007

49	Brookfield Properties Corporation

DISTRIBUTIONS
Distributions paid by the company during the first quarter of 2007 and the year 2006 are as follows:

		Three months ended	Year ended
	Currency	Mar. 31, 2007	Dec. 31, 2006

Common shares	US$	$0.1900	$0.7500
Class A preferred shares	C$	0.0469	0.1875
Class AA Series E preferred shares	C$	0.2625	0.9922
Class AAA Series E preferred shares	C$	0.2589	1.0082
Class AAA Series F preferred shares	C$	0.3750	1.5000
Class AAA Series G preferred shares	US$	0.3281	1.3125
Class AAA Series H preferred shares	C$	0.3594	1.4375
Class AAA Series I preferred shares	C$	0.3250	1.3000
Class AAA Series J preferred shares	C$	0.3125	1.2500
Class AAA Series K preferred shares	C$	0.3250	1.3000

Q1/2007 Interim Report	50

Consolidated Balance Sheet

		March 31, 2007	December 31, 2006
(US Millions)	Note	Unaudited	Audited

Assets
Commercial properties	4	$15,195	$15,287
Commercial developments		841	735
Residential developments	5	792	706
Receivables and other	6	878	974
Intangible assets	7	860	853
Restricted cash and deposits	8	429	507
Cash and cash equivalents		226	188
Assets related to discontinued operations	9	7	64

		$19,228	$19,314

Liabilities
Commercial property debt	10	$11,142	$11,185
Accounts payable and other liabilities	11	934	923
Intangible liabilities	12	884	919
Future income tax liabilities	13	591	584
Liabilities related to discontinued operations	9	7	36
Capital securities — corporate	14	1,095	1,093
Capital securities — fund subsidiaries	15	786	803
Non-controlling interests — fund subsidiaries	15	256	266
Non-controlling interests — other subsidiaries	16	70	67
Preferred equity — subsidiaries	17	331	326
Shareholders’ equity
Preferred equity — corporate	18	45	45
Common equity	19	3,087	3,067

		$19,228	$19,314

See accompanying notes to the consolidated financial statements

Brookfield Properties Corporation	51

Consolidated Statement of Income

Unaudited		Three months ended March 31
(US Millions, except per share amounts)	Note	2007	2006

Total revenue	21	$641	$394

Net operating income
Commercial property operations	21	$317	$170
Residential development operations	21	42	25
Interest and other		9	13

		368	208

Expenses
Interest
Commercial property debt		173	73
Capital securities — corporate	14	15	14
Capital securities — fund subsidiaries	15	(9)	—
General and administrative		29	15
Transaction costs	15	4	—
Non-controlling interests
Fund subsidiaries	15	(10)	—
Other subsidiaries		9	4
Depreciation and amortization		126	44
Future income taxes	13	18	27

Net income from continuing operations		13	31
Discontinued operations	9	40	18

Net income		$53	$49

Earnings per share — basic and diluted	19
Continuing operations		$0.05	$0.13
Net income		$0.20	$0.21

Earnings per share after giving effect to stock split — basic and diluted	19
Continuing operations		$0.03	$0.09
Net income		$0.13	$0.14

See accompanying notes to the consolidated financial statements

52	Q1/2007 Interim Report

Consolidated Statement of Retained Earnings

Unaudited		Three months ended March 31
(US Millions)	Note	2007	2006

Balance at beginning of period		$706	$747
Net income		53	49
Shareholder distributions
Preferred shares dividends — corporate		(1)	(1)
Common share dividends		(50)	(42)
Cumulative impact of changes in accounting policies, net of taxes	2	1	—

Balance at end of period	19	$709	$753

See accompanying notes to the consolidated financial statements

Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income

Unaudited		Three months ended March 31
(US Millions)	Note	2007	2006

Net income		$53	$49

Other comprehensive income
Change in foreign currency translation gains (losses) on investments in subsidiaries	2	18	(5)
Gains (losses) arising from hedges of net investments in subsidiaries, net of taxes of $1 million		(2)	5
Net losses on derivatives designated as cash flow hedges		(1)	—
Reclassification to earnings of losses, net of taxes		1	—

Total other comprehensive income		16	—

Comprehensive income		$69	$49

Accumulated other comprehensive income
Balance at beginning of period		$56	$85
Transition adjustment on adoption of financial instruments standards	2	(4)	—
Other comprehensive income for the period		16	—

Balance at end of period	19	$68	$85

Brookfield Properties Corporation	53

Consolidated Statement of Cashflow

Unaudited		Three months ended March 31
(US Millions)	Note	2007	2006

Operating activities
Net income		$53	$49
Depreciation and amortization		126	45
Future income taxes		26	39
Property disposition gains		(47)	(30)
Amortization of value of acquired operating leases to rental revenue, net		(33)	(3)
Amortization of straight-line rent, net		(15)	(4)
Stock option and DSU grant expense		3	1
Non-controlling interests — fund and other subsidiaries		(1)	4
Non-cash component of capital securities — fund subsidiaries		(22)	—
Distributions received from equity-accounted investments		—	2
Deferred leasing costs		(7)	(2)
Increase in land and housing inventory and related working capital		(42)	(20)
Working capital and other		(38)	(62)

		3	19

Financing activities and capital distributions
Commercial property debt arranged		316	120
Commercial property debt repayments		(377)	(29)
Corporate credit facilities arranged		47	—
Land development debt arranged		9	21
Land development debt repaid		(12)	—
Distributions to non-controlling interests		(4)	(3)
Common shares issued		3	2
Preferred share dividends		(1)	(1)
Common share dividends		(50)	(42)

		(69)	68

Investing activities
Marketable securities		—	58
Loans receivable and other		65	5
Acquisitions of real estate, net	26	—	(90)
Dispositions of real estate, net	26	75	65
Restricted cash and deposits		78	(30)
Development and redevelopment investments		(75)	(7)
Commercial property tenant improvements		(33)	(20)
Capital expenditures		(6)	(3)

		104	(22)

Increase / (decrease) in cash resources		38	65
Opening cash and cash equivalents		188	64

Closing cash and cash equivalents		$226	$129

See accompanying notes to the consolidated financial statements

54	Q1/2007 Interim Report

Notes to the Consolidated Financial Statements
NOTE 1: SUMMARY OF ACCOUNTING POLICIES
Reference is made to the most recently-issued Annual Report of Brookfield Properties Corporation (the “company”) which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 and Note 2 to the Consolidated Financial Statements included in that report, and have been consistently applied in the preparation of these interim financial statements except for the changes in accounting policies described in Note 2. Financial information in this report reflects any adjustments that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles.
The results reported in these consolidated interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.
NOTE 2: CHANGES IN ACCOUNTING POLICIES
On January 1, 2007, the company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”), as described below together with consequential amendments to related standards. Except as noted in the following paragraph with regard to the reclassification of the cumulative translation adjustment, the company adopted these standards prospectively; accordingly, comparative amounts for prior periods have not been restated.
(i) Comprehensive Income, CICA Handbook Section 1530
CICA Handbook Section 1530 requires presentation of Comprehensive income, which consists of Net Income and Other Comprehensive Income (“OCI”). Major components of OCI include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, net of the impact of related hedges, and changes in fair value of the effective portion of cash flow hedging instruments. As a result of adopting this standard, a Statement of Comprehensive Income and Accumulated Other Comprehensive Income, which includes other comprehensive income for the first quarter of 2007, has been included in the company’s interim consolidated financial statements. The cumulative translation amount in respect of self-sustaining foreign operations has been reclassified to the opening balance of Accumulated Other Comprehensive Income (“AOCI”) for all periods presented.
(ii) Financial Instruments — Recognition and Measurement, CICA Handbook Section 3855
CICA Handbook Section 3855 establishes standards for recognizing and measuring financial assets and financial liabilities including financial and non-financial derivatives. This standard requires all financial assets and financial liabilities to be measured at fair value on initial recognition in the consolidated balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.
Financial assets and financial liabilities classified as trading are measured at fair value with changes in those fair values recognized in interest and other income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost, net of associated transaction costs, using the effective interest method. Available-for-sale financial assets are presented as receivables and other on the company’s consolidated balance sheet and measured at fair value with changes in fair value, including foreign currency translation gains and losses, recognized in OCI.
Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contract. Changes in the fair value of derivative instruments are recognized in net income with the exception of derivatives designated in effective cash flow hedge relationships. Refer to Hedges section below.
(iii) Hedges, CICA Handbook Section 3865
CICA Handbook Section 3865 specifies the criteria that must be satisfied in order to apply hedge accounting and the accounting for permitted hedging strategies. The company applies hedge accounting to derivative financial instruments in cash flow hedge relationships and to derivative and non-derivative financial instruments in hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedged or hedging item is sold or terminated.
In cash flow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net income. When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to net income in the periods when the variability in the cash flows of the hedged item affects net income. Gains and losses on derivatives are reclassified immediately to net income when the hedged item is sold or terminated.

Brookfield Properties Corporation	55

In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts previously recognized in AOCI are recognized in net income when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment, or reduction in equity of the foreign operation as a result of dividend distributions.
Impact of adopting sections 1530, 3855 and 3865
The company records financial assets in receivables and other, restricted cash and deposits and cash and cash equivalents. On adoption of the new financial instruments standards, receivables and other included financial assets classified as loans and receivables under Section 3855 and derivatives designated as cash flow hedges with a fair value of $1 million. Included in restricted cash and deposits is $246 million of short-term government securities classified as available-for-sale.
The company records financial liabilities in commercial property debt, accounts payable and other liabilities, capital securities — corporate and capital securities — fund subsidiaries. On adoption of the new financial instruments standards, all of the company’s financial liabilities were classified as other liabilities under Section 3855.
In accordance with the transition provisions in the sections, the company has recorded the following transition adjustments in its consolidated interim financial statements:
(i) a reduction of $1 million, net of taxes, to opening retained earnings, representing changes in the carrying value of certain financial instruments as a result of applying the effective interest method and the ineffective portion of qualifying hedges in compliance with the measurement requirements of the new standards;
(ii) recognition in AOCI of $4 million, net of taxes, representing cumulative losses on the effective portion of the company’s cash flow hedges;
(iii) reclassified $56 million (2006 — $85 million) of cumulative gains on translation of subsidiaries from cumulative translation adjustment to AOCI.
NOTE 3: FUTURE ACCOUNTING POLICY CHANGES
Variability in Variable Interest Entities
On September 15, 2006, the Emerging Issues Committee issued Abstract No. 163, Determining the Variability to be Considered in Applying Acg-15 (“EIC 163”). EIC 163 provides additional clarification on how to analyze and consolidate VIEs. EIC 163 will be effective for the company on April 1, 2007, however, the impact is not expected to be material to its consolidated financial position or results of operations.
Capital Disclosures
On December 1, 2006, the CICA issued Handbook Section 1535, Capital Disclosures. Section 1535 requires the disclosure of (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. Section 1535 will be effective for the company’s first quarter of 2008.
Financial Instruments — Disclosures and Presentation
On December 1, 2006, the CICA issued two new accounting standards, Section 3862, Financial Instruments — Disclosures and Section 3863, Financial Instruments — Presentation. These standards replace Section 3861, Financial Instruments — Disclosure and Presentation and require additional disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. Sections 3862 and 3863 will be effective for the company’s first quarter of 2008.
NOTE 4: COMMERCIAL PROPERTIES
A breakdown of commercial properties is as follows:

(Millions)	Mar. 31, 2007	Dec. 31, 2006

Commercial properties
Land	$2,750	$2,769
Building and improvements	13,353	13,332

Total commercial properties	16,103	16,101
Less: Accumulated depreciation	(908)	(814)

Total	$15,195	$15,287

56	Q1/2007 Interim Report

NOTE 5: RESIDENTIAL DEVELOPMENTS
Residential developments can be broken down as follows:

(Millions)	Mar. 31, 2007	Dec. 31, 2006

Land under development	$261	$249
Housing inventory	56	58
Land held for development	475	399

Total	$792	$706

NOTE 6: RECEIVABLES AND OTHER
The components of receivables and other assets are as follows:

(Millions)	Mar. 31, 2007	Dec. 31, 2006

Receivables	$439	$432
Real estate mortgages	53	86
Residential receivables and other assets	224	245
Prepaid expenses and other assets	162	211

Total	$878	$974

NOTE 7: INTANGIBLE ASSETS
Intangible assets are lease origination costs, tenant relationships and above-market leases assumed on acquisitions, net of related accumulated amortization. The breakout of intangible assets is as follows:

(Millions)	Mar. 31, 2007	Dec. 31, 2006

Intangible assets
Lease origination costs	$320	$263
Tenant relationships	563	573
Above-market leases and below-market ground leases	78	79

Less accumulated amortization	961	915
Lease origination costs	(55)	(32)
Tenant relationships	(39)	(26)
Above-market leases and below-market ground leases	(7)	(4)

Total net	$860	$853

NOTE 8: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Included in restricted cash and deposits is $246 million (December 31, 2006 — $249 million) of short-term government securities held in a trust account to match interest and principal payments of the $240 million mortgage on One Liberty Plaza maturing in 2007.
NOTE 9: DISCONTINUED OPERATIONS
Properties that meet the criteria of CICA Handbook Section 3475, “Disposal of long-lived assets and discontinued operations,” are classified as discontinued operations and assets and liabilities related to discontinued operations in the consolidated statement of income and consolidated balance sheet, respectively. Such properties are recorded at the lower of carrying amount or fair value less estimated cost to sell and are not depreciated while held for sale. The results of operations and balance sheet items of any property that has been identified as discontinued operations are reported separately if the company will not have any significant continuing involvement in the operations of the property after the disposal transaction. Comparative amounts are also reclassified.
During the first quarter of 2007, the company sold its 50% interest in Atrium on Bay in Toronto as well as its 25% interest in both 2200 Walkley and 2204 Walkley in Ottawa. These properties were classified as discontinued operations at December 31, 2006. The company recognized a gain of $47 million on the sale of these properties.
During the first quarter of 2006, the company sold its 100% interest in the Trade Center Denver and recognized a gain of $30 million.
Including gains, income attributable to discontinued operations was $40 million during the first three months of 2007 compared to $18 million during the same period in 2006.

Brookfield Properties Corporation	57

The following table summarizes the income and gains from discontinued operations:

	Three months ended March 31
(Millions, except per share information)	2007	2006

Revenue	$3	$5
Operating expenses	(2)	(2)

	1	3
Interest expense	—	(2)
Depreciation and amortization	—	(1)

Income from discontinued operations prior to gain and taxes	1	—
Gain on sale of commercial properties	47	30
Taxes related to discontinued operations	(8)	(12)

Income and gains from discontinued operations	$40	$18

Income and gains from discontinued operations per share — basic and diluted	$0.15	$0.08

NOTE 10: COMMERCIAL PROPERTY DEBT
Predominantly all commercial property mortgages are secured by individual properties without recourse to the company. Approximately 93% of the company’s commercial property debt is due after 2007.

	Weighted	Principal Repayments
	Average							Mar. 31,		Dec. 31,
	Interest Rate at	Remainder					2012 &	2006		2006
(Millions)	Mar. 31, 2007	2007	2008	2009	2010	2011	Beyond	Total		Total

Commercial property debt	6.8%	$737	$962	$362	$207	$4,965	$3,955	$11,188	(1)	$11,219

(1)	Excludes transaction costs of $42 million that are included in the carrying amount of the debt and amortized to interest expense using the effective interest method and includes $4 million of commercial property debt related to discontinued operations at March 31, 2007 (December 31, 2006 — $34 million)
The weighted average interest rate at March 31, 2007 was 6.8% (December 31, 2006 — 6.8%). Approximately 60% of the company’s outstanding debt at March 31, 2007 is fixed rate debt (December 31, 2006 — 57%).
Commercial property debt includes $1,166 million (December 31, 2006 — $1,233 million) repayable in Canadian dollars of C$1,345 million (December 31, 2006 — C$1,443 million).
Included in total commercial property debt is $23 million (December 31, 2006 — $24 million) of premiums related to mortgages assumed upon acquisition. This amount is amortized to interest expense using the effective interest method.
NOTE 11: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	Mar. 31, 2007	Dec. 31, 2006

Accounts payable and accrued liabilities	$542	$549
Residential payables and accrued liabilities	154	138
Land development debt	238	236

Total	$934	$923

Land development debt of $238 million (December 31, 2006 — $236 million) is secured by the underlying properties of the company. The weighted average interest rate on these advances as at March 31, 2007 was 6.1% (December 31, 2006 — 6.2%).
Advances totaling $198 million are due by the end of 2007, with the remaining balances due prior to 2011 as follows:

	Weighted	Principal Repayments
	Average						Mar. 31,	Dec. 31,
	Interest Rate at	Remainder					2007	2006
(Millions)	Mar. 31, 2007	2007	2008	2009	2010	2011	Total	Total

Land development debt	6.1%	$198	$26	$8	$2	$4	$238	$236

58	Q1/2007 Interim Report

NOTE 12: INTANGIBLE LIABILITIES
Included in intangible liabilities are below-market tenant leases and above-market ground leases assumed on acquisitions, net of related accumulated amortization. The breakout of intangible liabilities is as follows:

(Millions)	Mar. 31, 2007	Dec. 31, 2006

Intangible liabilities
Below-market leases	$903	$902
Above-market ground lease obligations	70	70

Less accumulated amortization	973	972
Below-market leases	(82)	(46)
Above-market ground lease obligations	(7)	(7)

Total net	$884	$919

NOTE 13: FUTURE INCOME TAXES
Future income tax liabilities consist of the following:

(Millions)	Mar. 31, 2007	Dec. 31, 2006

Future income tax liabilities related to difference in tax and book basis, net	$(936)	$(935)
Future income tax assets related to non-capital losses and capital losses	345	351

Total	$(591)	$(584)

The company and its Canadian subsidiaries have future income tax assets of $114 million (December 31, 2006 — $117 million) that relate to non-capital losses which expire over the next 10 years and $95 million (December 31, 2006 — $101 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $136 million (December 31, 2006 - $133 million) that relate to net operating losses which expire over the next 15 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $344 million (December 31, 2006 — $341 million) which also expire over the next 10 years.
The components of income tax expense are as follows:

	Three months ended March 31
(Millions)	2007	2006

Income tax expense at the Canadian federal and provincial income tax rate of 35% (2006 — 35%)	$11	$21
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	5	5
Lower income tax rates in other jurisdictions	(5)	(1)
Other	7	2

Total	$18	$27

NOTE 14: CAPITAL SECURITIES — CORPORATE
The company has the following capital securities outstanding:

	Shares	Shares	Cumulative
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	Mar. 31, 2007	Dec. 31, 2006

Class AAA Series E	8,000,000	8,000,000	70% of bank prime	$173	$171
Class AAA Series F	8,000,000	8,000,000	6.00%	173	171
Class AAA Series G	6,000,000	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	8,000,000	5.75%	174	171
Class AAA Series I	8,000,000	8,000,000	5.20%	173	171
Class AAA Series J	8,000,000	8,000,000	5.00%	173	171
Class AAA Series K	6,000,000	6,000,000	5.20%	131	128

Total before share issue costs				$1,107	$1,093

Transaction costs(1)				(12)	—

Total				$1,095	$1,093

(1) Reclassed from other assets as a result of changes in accounting policies — refer to Note 2 for further details

Brookfield Properties Corporation	59

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company's Option(3)	Holder's Option(4)

Series E	Retractable at par	—	—	—
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2012	December 31, 2016

(1)	Subject to applicable law and rights of the company, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12-months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of $C25.00 if redeemed on or after December 31, 2015.

(2)	Subject to applicable law and rights of the company, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.
Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
Interest expense on capital securities — corporate is comprised as follows:

	Three months ended March 31
(Millions)	2007	2006

Series E(1)	$2	$2
Series’ F through K	13	12

Total	$15	$14

(1)	Owned by Brookfield Asset Management — refer to Note 23(c)
NOTE 15: U.S. OFFICE FUND
In 2006, the company established a U.S. Office Fund (the “Fund”) through which it acquired a 45% economic interest in Trizec Properties Inc. and Trizec Canada (collectively “Trizec”). The company’s interest in Trizec is held through an indirect interest in TRZ Holdings LLC, an entity established by the Fund and its joint venture partner, The Blackstone Group (“Blackstone”) to acquire Trizec, and TRZ Holdings II LLC, a subsidiary of TRZ Holdings LLC through which its interests in the Trizec operations are held. The company determined that TRZ Holdings LLC is a variable interest entity (“VIE”) based on the characteristics of its equity investments. The company consolidates TRZ Holdings LLC and the underlying portfolio of properties as, together with related parties, it will absorb the majority of the variability of TRZ Holdings LLC’s operations.

60	Q1/2007 Interim Report

Third party interests in the Fund are as follows:

(Millions)	Mar. 31, 2007	Dec. 31, 2006

Capital securities — fund subsidiaries
Debt securities	$257	$257
Redeemable equity interests	529	546

	786	803
Non-controlling interests — fund subsidiaries	256	266

Total	$1,042	$1,069

Debt securities consist of contributions to the Fund by an institutional investor in the Brookfield Properties-led consortium in the form of an unsecured debenture. The debenture matures on October 31, 2013 and bears interest at 11%.
Redeemable equity interests includes $464 million representing the equity interest in the Fund held by the company’s joint venture partner, Blackstone. Under the terms of the joint venture agreement, commencing in 2011 Blackstone has the option to put its interest in the venture in exchange for certain properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, in 2013 the Brookfield Properties-led consortium has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for relative differences in the performance of their respective sub-managed properties in terms of net cash flow and changes in fair value. Blackstone’s equity interest is classified as a liability (Capital securities — fund subsidiaries) in Brookfield Properties’ financial statements as the company could be obligated to transfer assets to Blackstone as a result of Blackstone’s put option. The carrying amount of the liability is determined based on the carrying amount of the properties to be transferred to Blackstone on exercise of its put plus the cash adjustment payments accrued based on the relative performance of the properties. The balance of redeemable equity interests is comprised of $65 million of redeemable preferred securities bearing interest at 6%.
Non-controlling interests — fund subsidiaries represent equity contributions by other Fund investors in the Brookfield Properties-led consortium.
The income statement effect of the aforementioned interests in the Fund is as follows:

	Three months ended March 31
(Millions)	2007	2006

Interest on debt securities	$7	$—
Interest on redeemable equity interests	6	—

	13	—
Non-cash component(1)	(22)	—

Total interest expense — capital securities — fund subsidiaries	$(9)	$—

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization

	Three months ended March 31
(Millions)	2007	2006

Non-controlling interests	$4	$—
Non-cash component(1)	(14)	—

Total non-controlling interests — fund subsidiaries	$(10)	$—

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
Following the acquisition, the company developed a plan to restructure and integrate the operations of Trizec with its consolidated subsidiaries. Restructuring is expected to be substantially complete by the end of 2007. The restructuring costs are mainly composed of severance, retention, and consulting and integration costs and are labeled as transaction costs on the consolidated statement of income. For the three months ended March 31, 2007, these costs amounted to $4 million.
The purchase price was allocated based on preliminary estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, pending the completion of an independent appraisal relating to certain of the lease origination costs included in intangible assets, which the company anticipates to be completed in the second quarter of 2007. Accordingly, the fair value of assets acquired and liabilities assumed could differ from the amounts presented in the consolidated interim financial statements. The company does not expect the final allocation to be materially different than that presented.

Brookfield Properties Corporation	61

NOTE 16: NON-CONTROLLING INTERESTS — OTHER SUBSIDIARIES
Non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others’ Equity Ownership	Mar, 31, 2007	Dec. 31, 2006

Common shares of BPO Properties(1)	11.0%	$58	$55
Limited partnership units of Brookfield Financial Properties	0.6%	12	12

Total		$70	$67

(1)	Canadian dollar denominated
NOTE 17: PREFERRED EQUITY — SUBSIDIARIES
Subsidiaries preferred shares outstanding total $331 million (December 31, 2006 — $326 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Mar. 31, 2007	Dec. 31, 2006

BPO Properties	1,805,489	Series G	70% of bank prime	$39	$39
	3,816,527	Series J	70% of bank prime	83	82
	300	Series K	30-day BA + 0.4%	130	127
	2,847,711	Series M	70% of bank prime	62	61
	800,000	Series N	30-day BA + 0.4%	17	17

Total				$331	$326

The redemption terms of the preferred shares issued by BPO Properties are as follows:
(i) Series G preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(ii) Series J and M preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(iii) Series K preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.
(iv) Series N preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.
NOTE 18: PREFERRED EQUITY — CORPORATE
The company has the following preferred shares authorized and outstanding included in equity:

		Cumulative
(Millions, except share information)	Shares Outstanding	Dividend Rate	Mar. 31, 2007	Dec. 31, 2006

Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$2.50 per share, together with all accrued and unpaid cumulative dividends thereon.
The company may redeem outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.

62	Q1/2007 Interim Report

NOTE 19: COMMON EQUITY
The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

	Three months ended March 31
(Millions)	2007	2006

Common shares
Balance, beginning of period	$2,303	$1,066
Proceeds from shares issued on exercise of options	3	2

Balance, end of period	2,306	1,068

Contributed surplus
Balance, beginning of period	2	—
Stock option expense	2	—

Balance, end of period	4	—

Retained earnings	709	753
Accumulated other comprehensive income	68	85

	777	838

Total common equity	$3,087	$1,906

As of March 31, 2007, accumulated other comprehensive income is comprised of the following amounts:

	Three months ended March 31
(Millions)	2007	2006

Unrealized foreign currency translation gains on investments in subsidiaries, net of related hedging activities, net of taxes	$73	$85
Losses on derivatives designated as cash flow hedges(1), net of taxes	(5)	—

Accumulated other comprehensive income	$68	$85

(1)	Includes losses of $1 million which will be reclassified to interest expense over the next 12 months
Net income available to common shareholders and weighted average common shares outstanding are calculated as follows:

	Three months ended March 31
(Millions, except per share amounts)	2007	2006

Net income from continuing operations	$13	$31
Preferred share dividends	(1)	(1)

Net income from continuing operations available to common shareholders	$12	$30

Net income	$53	$49
Preferred share dividends	(1)	(1)

Net income available to common shareholders	$52	$48

Weighted average shares outstanding — basic	264.6	231.3
Unexercised dilutive options	2.6	1.9

Weighted average shares outstanding — diluted	267.2	233.2

The company recently announced a three-for-two stock split of its common shares (refer to Note 24). The stock split will be effective for the company’s second quarter. Had the stock split occurred at the beginning of the first quarter, the impact on earnings per share would be as follows:

	Three months ended March 31
(Millions, except per share amounts)	2007	2006

Net income available to common shareholders	$52	$48
Weighted average shares outstanding — diluted	400.8	349.8

Net income per share — basic and diluted	$0.13	$0.14

Brookfield Properties Corporation	63

NOTE 20: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.
During the first quarter of 2007, the company granted 1,018,692 stock options (2006 — 589,891) under the Share Option Plan with a weighted average exercise price of $46.81 per share (2006 - $30.26 per share), which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5-year term, 19% volatility (2006 — 13%), a weighted average dividend yield of 1.6% (2006 — 2.4%) and a risk free interest rate of 4.8% (2006 — 4.2%). The resulting fair value of $12 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.
A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of deferred share units (“DSUs”). The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect to vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
At March 31, 2007, the company had a total of 658,319 deferred share units outstanding (December 31, 2006 — 652,781) of which 648,430 were vested (December 31, 2006 — 627,433).
Employee compensation expense related to the stock option and the Deferred Share Unit plans for the three months ended March 31, 2007 was $3 million (2006 — $2 million).
NOTE 21: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

	Three months ended March 31
(Millions)	2007	2006

Revenue from commercial property operations	$521	$292
Revenue from residential development operations	111	89

	632	381
Interest and other income	9	13

Total	$641	$394

(b) Commercial property operations
The company’s commercial property operations from continuing operations are as follows:

	Three months ended March 31
(Millions)	2007	2006

Revenue	$521	$292
Property operating costs	(204)	(122)

Net operating income	$317	$170

Rental revenues from Merrill Lynch accounted for 12% of U.S. and 1% of Canadian revenues from commercial property operations, respectively (2006 — 26% and 1%, respectively). On a consolidated basis, rental revenues from Merrill Lynch accounted for 8% (2006 — 13%) of total revenue from commercial property operations.
(c) Residential development operations
The results of the company’s residential development operations are as follows:

	Three months ended March 31
(Millions)	2007	2006

Revenue	$111	$89
Expenses	(69)	(64)

Total	$42 $106	$25

64	Q1/2007 Interim Report

NOTE 22: GUARANTEES, CONTINGENCIES AND OTHER
(a) In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements and underwriting and agency agreements. In particular, the company provided income guarantees to the co-owners in connection with the sale of certain properties in prior years. These guarantees are based on a specified level of contractual occupancy until July 2007. The company’s maximum potential loss is $3 million; however, based on estimated levels of occupancy, the company does not expect to make any payments.
(b) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. The outcome of such claims is not determinable. In the opinion of management, any liability which may arise from such contingencies would not have a materially adverse effect on the consolidated financial statements of the company.
(c) The company’s terrorism insurance program consists of coverage from third-party commercial insurers up to $500 million, as well as a wholly-owned subsidiary that the company has formed, Realrisk Insurance Corporation (“Realrisk”) to act as a captive insurance company. Realrisk provides limits for terrorism in two ways. For non-NBCR (Nuclear, Biological, Chemical and Radioactive) events that qualify under the Terrorism Risk Insurance Act of 2002 (“TRIA”), limits of $1 billion per occurrence are granted above the $500 million provided by third-party insurers. For NBCR events that qualify under TRIA, Realrisk provides for limits up to $1 billion per occurrence. For any TRIA certified event, Realrisk is responsible for a deductible equal to $400,000 plus 15% of the loss above such deductible. Since the limit with respect to our portfolio may be less than the value of the affected properties, terrorist acts could result in property damage that exceeds the limits available in our current coverage, which could result in significant financial losses to us due to the loss of capital invested in the property.
NOTE 23: OTHER INFORMATION
(a) At March 31, 2007, the company had foreign exchange contracts to sell a notional amount of C$800 million at a weighted average exchange rate of C$1.00 = US$0.87, maturing in June 2007, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at March 31, 2007 resulted in no gain or loss. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$21 million at a weighted average exchange rate of US$1.00 = C$1.16, maturing in June 2007, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at March 31, 2007 resulted in no gain or loss.
(b) In 2006, the company entered into a series of interest rate cap contracts that are designated as hedges of interest rate exposure associated with variable rate debt issued in October 2006 in connection with the acquisition of Trizec Properties. At March 31, 2007, there were contracts outstanding to cap the interest rate on a notional $3.1 billion of variable rate debt at 6% and $600 million of variable rate debt at 7% for a period of two years. The contracts have been recorded at fair value in Receivables and other with changes in fair value reported in other comprehensive income for the effective portion of the hedge. Gains or losses associated with the caps are reclassified from accumulated other comprehensive income to interest expense in the periods the hedged interest payments occur. The ineffective portion of the change in fair value of these hedges recognized in net income is nil. The fair value of the contracts at March 31, 2007 was $1 million. The cost of these contracts was $3 million.
(c) As at March 31, 2007, Brookfield Properties had approximately $348 million (December 31, 2006 - $345 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliates, $173 million of which is included in the company’s capital securities (December 31, 2006 — $171 million). The remainder of the indebtedness balance consists of floating rate debt included in the company’s commercial property debt. The details of this floating rate debt are as follows:

			Balance at
(Millions)	Maturity	Rate	March 31, 2007

West 31st Street	2007	6 Month LIBOR + 200bps	$102
O&Y acquisition debt	2007	5.45%	57
O&Y acquisition debt	2007	5.80%	16

Total			$175

Interest expense related to indebtedness, including preferred share dividends reclassified to interest expense, totaled $4 million for three months ended March 31, 2007, compared to $4 million for the same period in 2006, and were recorded at the exchange amount.
(d) Included in rental revenues are amounts received from the company’s parent company, Brookfield Asset Management Inc., and its affiliates for the rental of office premises of $0.4 million for the three months ended March 31, 2007 as compared to $1 million during the same period in 2006. These amounts have been recorded at the exchange amount.

Brookfield Properties Corporation	65

(e) Supplemental cashflow information

	Three months ended March 31
(Millions)	2007	2006

Acquisitions of real estate	$—	$(90)
Mortgages and other balances assumed on acquisition	—	—

Net acquisitions	—	(90)

Dispositions of real estate	110	116
Mortgages assumed by purchasers	(35)	(51)

Net dispositions	75	65

Cash taxes paid	3	3

Cash interest paid (excluding dividends paid on capital securities)	164	59

(f) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of the parent or other subsidiaries, respectively.
(g) In the three months ended March 31, 2007, interest expense included $5 million relating to transaction costs included in the carrying amount of commercial property debt and capital securities — corporate which has been recognized in interest expense using the effective interest method.
(h) In the three months ended March 31, 2007, the company recorded income from equity accounted investments of nil (2006 — nil).
NOTE 24: SUBSEQUENT EVENTS
In February, 2007, the company announced that subject to receipt of all necessary regulatory and shareholder approvals, it will proceed with a stock split of its common shares and voting preferred shares. The stock split was subject to approval of the company’s shareholders at the meeting of shareholders on April 26, 2007 at which shareholders approved a three-for-two division of the company’s common shares and a nine-for-four division of the company’s Class A Redeemable Voting preferred shares. Shareholders of record at the close of business on May 8, 2007 will be entitled to receive the common shares and Class A Redeemable Voting preferred shares, as the case may be, resulting from the subdivision, payable on or about May 22, 2007. Fractional shares will be paid in cash at the prevailing market price.

66	Q1/2007 Interim Report

NOTE 25: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business for the three months ended March 31:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2007	2006	2007	2006	2007	2006	2007	2006

Revenues	$414	$188	$107	$104	$111	$89	$632	$381
Expenses	160	75	44	47	69	64	273	186

	254	113	63	57	42	25	359	195
Other revenues	4	5	3	6	2	2	9	13

Net operating income from continuing operations	258	118	66	63	44	27	368	208
Interest expense
Commercial property debt	162	60	11	13	—	—	173	73
Capital securities — corporate	2	1	13	13	—	—	15	14
Capital securities — fund subsidiaries	(9)	—	—	—	—	—	—	—
General and administrative	19	9	10	6	—	—	29	15
Transaction costs	4	—	—	—	—	—	4	—
Non-controlling interests
Fund subsidiaries	(10)	—	—	—	—	—	(19)	—
Other subsidiaries	—	—	9	4	—	—	9	4
Depreciation and amortization	106	25	20	19	—	—	126	44

Income before unallocated costs	(16)	23	3	8	44	27	31	58
Future income taxes							18	27

Net income from continuing operations							$13	$31

Discontinued operations	—	18	40	—	—	—	40	18

Net income							$53	$49

Acquisition of real estate, net	$—	$78	$—	$12	$—	$—	$—	$90
Dispositions of real estate, net	—	(65)	(75)	—	—	—	(75)	(65)
Commercial property tenant improvements	31	19	2	1	—	—	33	20
Development and redevelopment	55	2	20	5	—	—	75	7
Capital expenditures	4	3	2	—	—	—	6	3

Total revenues earned in the United States and Canada for the three months ended March 31, 2007 were $418 million and $223 million, respectively (2006 — $196 million and $198 million, respectively).

	Commercial				Residential
	United States		Canada		Development		Total
	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,
(Millions)	2007	2006	2007	2006	2007	2006	2007	2006

Assets
Commercial properties	$13,033	$13,136	$2,162	$2,151	$—	$—	$15,195	$15,287
Development properties	520	433	321	302	792	706	1,633	1,441
Receivables and other	490	516	165	213	223	245	878	974
Intangible assets	809	799	51	54	—	—	860	853
Restricted cash and deposits	421	497	1	10	7	—	429	507
Cash and cash equivalents	112	166	110	21	4	1	226	188
Assets related to discontinued operations	—	—	7	64	—	—	7	64

Total	$15,385	$15,547	$2,817	$2,815	$1,026	$952	$19,228	$19,314

The carrying amounts of properties located in the United States and Canada at March 31, 2007 were $13,741 million and $3,087 million, respectively (2006 — $5,327 million and $2,807 million, respectively).

Brookfield Properties Corporation	67

Shareholder Information
STOCK EXCHANGE LISTINGS

	Outstanding at March 31, 2007	Symbol	Stock Exchange

Common Shares	264,783,876	BPO	New York / Toronto
Class A Preferred Shares
Series A	2,050,000	Not listed	—
Series B	4,262,000	Not listed	—
Class AA Preferred Shares
Series E	2,000,000	Not listed	—
Class AAA Preferred Shares
Series E	8,000,000	Not listed	—
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series I	8,000,000	BPO.PR.I	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date

Common Shares(2)	First day of March, June, September and December	Last business day of March, June, September and December

Class A Preferred Shares Series A, B	First day of March and September	15th day of March and September

Class AA Preferred Shares Series E	15th day of March, June, September and December	Last business day of March, June, September and December

Class AAA Preferred Shares Series E, F, G, H, I, J and K	15th day of March, June, September and December	Last business day of March, June, September and December

(1)	All dividends are subject to declaration by the company’s Board of Directors

(2)	Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise
FIVE-YEAR COMMON SHARE DIVIDEND HISTORY(3)

(US Dollars)	2003		2004	2005	2006	2007(5)

March 31	$0.07	(4)	$0.10	$0.11	$0.18	$0.19
June 30	0.07		0.10	0.18	0.19	0.21
September 30	0.10		0.11	0.18	0.19
December 31	0.10		0.11	0.18	0.19

(3)	Adjusted to reflect the three-for-two stock split effective March 31, 2005

(4)	Excludes the distribution of Brookfield Homes Corporation

(5)	Prior to giving effect to the three-for-two stock split of common shares which will be effective for the company’s second quarter of 2007

68	Q1/2007 Interim Report

Corporate Information
CORPORATE PROFILE
One of North America’s largest commercial real estate companies, the corporation owns, develops and manages premier office properties. The office properties portfolio is comprised of interests in 113 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, BCE Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in over 17 million square feet of high-quality, centrally-located development properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO.

BROOKFIELD PROPERTIES CORPORATION
Three World Financial Center	BCE Place, Bay Wellington Tower
200 Vesey Street, 11th Floor	181 Bay Street, Suite 330
New York, New York 10281-1021	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7214	Fax: (416) 369-2301
www.brookfieldproperties.com
SHAREHOLDER INQUIRIES
Brookfield Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Bryan Davis, Senior Vice President and Chief Financial Officer at (212) 417-7166 or via e-mail at bdavis@brookfieldproperties.com.
Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC MELLON TRUST COMPANY
By mail:	P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, M5C 2W9

By courier:	199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario, M5L 1G9
Attention: Courier Window

Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com
COMMUNICATIONS
We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.
Brookfield Properties maintains a Web site, brookfieldproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.
We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.

Brookfield Properties Corporation	69

www.brookfieldproperties.com